SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C. 20549


                                   FORM 6-K


                           REPORT OF FOREIGN ISSUER
                     PURSUANT TO RULE 13a-16 OR 15b-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                            For September 11, 2003


                         Andina Bottling Company, Inc.
                -----------------------------------------------
                (Translation of registrant's name into English)


                           Avenida Andres Bello 2687
                -----------------------------------------------
                             Piso 20, Las Condes
                -----------------------------------------------
                                   Santiago
                -----------------------------------------------
                                    Chile
                -----------------------------------------------
                   (Address of principal executive offices)

                           Form 20-F  X  Form 40-F ___
                                     ---


          Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.



                                 Yes    No  X
                                    ---    ---

                 ANDINA BOTTLING COMPANY, INC. (THE "COMPANY")
                              REPORT ON FORM 6-K

TABLE OF CONTENTS

1. English version of the press release of the Company dated on August 25, 2003, announcing its consolidated results for the first half period of 2003 and second quarter 2003.

2. Second quarter results of the Company for the period ended June 30, 2003 (in Millions of Chilean Pesos).

3. Second quarter results of the Company for the period ended June 30, 2003 (in Millions US$).

4. Six months results of the Company for the period ended June 30, 2003 (in Millions of Chilean Pesos).

5. Six months results of the Company for the period ended June 30, 2003 (in Millions US$).

6. Consolidated balance sheet of the Company for the period ended June 30, 2003.

7.   Consolidated financial statements for the period ended June 30, 2003.


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


                                                              www.koandina.com

                          Embollelladora Andina S.A.

For immediate distribution

Contacts in Santiago, Chile                   Contact in New York, U.S.A.
Embotelladora Andina S.A.                     i-advize Corporate Communications
Pedro Pellegrini, Corporate Affairs Officer   Maria Barona/Melanie Carpenter
(56-2) 338-0560                               212-406-3690
Andrea Valenzuela, Investor Relations         E-MailL: andina@i-advize.com
(56-2) 338-0525
E-Mail: inv.rel@koandina.com

    Embotelladora Andina S.A. Announces Consolidated Results for the First
                  Half Period of 2003 and Second Quarter 2003
    ----------------------------------------------------------------------

Highlights
----------

     o Consolidated volume grew 3% during the quarter, totaling 72.9 million unit cases. Argentina increased volumes by 30% during the quarter (from 12.5 million to 16.2 million unit cases).

     o Due to the Company's vast experience in the development of returnable formats we have achieved a successful strengthening of this format in the total mix of Argentina and Brazil.

     o The Company continued generating solid consolidated Operating Cash Flow (EBITDA) which amounted to US$ 49 million for the first six months of 2003.

     o Chile and Argentina maintained a stable EBITDA, which was partially offset by the lower contributions from Brazil. These events resulted in a 13% decrease in Operating Cash Flow for the Second Quarter of this year.

     o During the second quarter of this year and due to our operations' solid liquidity, we distributed dividends amounting to US$51.4 million.


(Santiago-Chile, August 25, 2003) -- Embotelladora Andina S.A. ("the Company"
NYSE: AKO/A; AKO/B) announced today its consolidated financial results for the second quarter and six months period ended June 30, 2003.

        Comments from our Chief Executive Officer, Mr. Jaime Garcia R.
        --------------------------------------------------------------

"The main economic indicators in the three countries in which we operate have shown a more stable evolution. The decrease in our consolidated operating results is mainly explained by lower results from our Brazilian operations. Although the macroeconomic environment negatively impacted our Brazilian operations, we believe there is a changing trend being reflected in the recover of the main economic indicators. The Brazilian operations have already had sequential improvements during the first six months of 2003, and we expect them to continue improving during the second half of the year."

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                                                              www.koandina.com

                             CONSOLIDATED SUMMARY

First Six Months 2003 vs. First Six Months 2002
-----------------------------------------------

Company sales volume grew 3% during the first half of the year. This increase was lead by a 2% growth in Chile and an 18% growth in Argentina, which was partially offset by the 4% decline in Brazil as a result of price increases due to inflation, and the steep devaluation of the Real year-overyear.

Although in recent months we have seen a more stable environment for currencies in the region, the three countries in which we operate continued to face significant devaluations compared to the previous year. Thus, during the first half we experienced an average year-over-year devaluation of 9% in Chile, 33% in Brazil and 12% in Argentina. These continued affecting our dollar-denominated costs, which we have successfully handled through pricing strategies, changes in costs structure and improved efficiencies in fixed costs.

Operating Income amounted to US$21.3 million compared to US$25.9 million reported last year, representing a decline in Operating Margin to 7.7%, which is explained by the lower results from our Brazilian operation.

Consolidated EBITDA amounted to US$49 million, with an EBITDA Margin of 17.7%.

                         EBITDA 1H03 (US$ 49 million)

Argentina  15%
Brazil     17%
Chile      68%

Second Quarter 2003 vs. Second Quarter 2002
-------------------------------------------

Consolidated volume grew 3% during the second quarter, amounting to 72.9 million unit cases, while net sales increased 2%.

Operating Income for the quarter amounted to US$7.0 million representing a decrease of 29%, principally explained by lower results in Brazil and Argentina. Likewise, operating margin for the quarter was 5.4% compared to 7.8% during the same period of the previous year.


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                                                              www.koandina.com

EBITDA amounted to US$21.0 million, decreasing 13% and representing 16.1% of the Net Sales.


                              SUMMARY BY COUNTRY

                                     Chile

First Six Months 2003 vs. First Six Months 2002
-----------------------------------------------

The Chilean economic environment has begun to show signs of recovery. Consumption indicators (Retailers and Supermarket Sales) are showing a positive trend. This, along with the Company's activities in the market, have resulted in a Sales Volume growth of 2% for the period.

This increase has been achieved due to activities realized in the market including the launch of new formats like the 2.5 liter returnable Pet bottle (introduced towards the end of the fourth quarter of 2002), Coca-Cola "Express" (a 237 cc. returnable format introduced during the first quarter of 2003), being extended this first two formats to other flavors; and finally the recent launch of the 250 cc. can in all flavors. This format was focused primarily on Mom & Pops, Supermarket Channel and Educational Channel, in order to access better consumption opportunities.

Despite the 9% average devaluation when compared to last year and a higher depreciation charge of bottles associated with the introduction of the 2.5 liter returnable format, Operating Income remained stable thanks to increased operating efficiencies that enabled a slight improvement in EBITDA, achieving an increase of 20 basis points in EBITDA Margin.

Second Quarter 2003 vs. Second Quarter 2002
-------------------------------------------

During the second quarter overall Volume increased 6%, with an equal increase in soft drink volume, which is slightly higher than the growth experienced by the industry during the same period. Net Sales increased 2% due to the promotional strategy of encouraging the consumption of new returnable formats.

This growth was driven by our activities in the market and by more stable weather conditions during the months of April and June compared to the same period last year.

Operating Income for the second quarter remained stable at US$10.1 million, with a decrease in Operating Margin, mainly explained the higher depreciation charges for bottles, which was partially offset by efficient savings obtained in the costs of raw material as well as labor costs.

EBITDA reached US$14.7 million, with an EBITDA Margin of 24.8%.


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                                                              www.koandina.com

                                    Brazil

First Six Months 2003 vs. First Six Months 2002
-----------------------------------------------

Macroeconomic indicators were not favorable. Inflation for the last 12 months (June 02 to June 03) amounted to 14.2%1. The average devaluation of the local currency was 33%, which negatively impacted the translation of results.

Sales Volume for the semester reached 66.0 million unit cases compared to the
68.4 million during the same period of 2002. Although there was a 4% decrease, nominal middle income in local currency increased 15%, as a consequence of higher prices.

Operating Loss for the semester was of US$1.7 million versus Operating Income of US$3.7 million reported last year, which can be principally explained by the negative impact of the Brazilian Real over dollar-denominated costs and upon conversion of figures. Nevertheless, we saw an improvement quarter-over-quarter.

Likewise, EBITDA Margin was 9.4% compared to 12.2% during the same period of last year.

Second Quarter 2003 vs. Second Quarter 2002
-------------------------------------------

Volume sold in Brazil amounted to 30.0 million unit cases during the second quarter, representing a decrease of 9% (made up of a 10% decrease in soft drinks and an important increase in beer of 35%). However, in local currency, Net Sales increased 10% because we were able to raise nominal prices by 17%.

Towards the end of this period we introduced the 1.25-liter glass returnable format for Mom & Pops. This format is focused on offering an extended selection to price sensitive consumers.

The Real devaluated an average 20% year-over-year, exerting pressure on dollar-denominated costs and on consolidated results (conversion of figures). Despite higher average prices, Operating Income amounted to US$0.4 million compared to US$2.6 million for the second quarter of 2002.

Finally, EBITDA amounted to US$5.7 million, representing a 12.2% EBITDA Margin. 66% of this EBITDA figure corresponds to the Second Quarter of 2003, and therefore, denotes an improvement quarter-over-quarter.


----------
1 Source: Fundacao Instituto de Pesquisas Economicas; "Indices do IPC-FIPE:
          Valores Seleccionados"


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                                                              www.koandina.com

                                   Argentina

First Six Months 2003 vs. First Six Months 2002
-----------------------------------------------

During the last twelve months (June 2002 to June 2003) Argentina registered 10.2%2 inflation. Similarly, the exchange rate devaluated an average of 12% when compared to the same period of 2002.

Net Sales increased by 16% compared to the first semester of the previous year. This increase is explained by an 18% growth in Sales Volume. Nominal middle income increased of 25%, as a result of higher prices.

We have successfully continued with our strategy of encouraging returnable formats to improve price competitiveness, which translated into a mix increase of this type of format from 28% to 42%.

Despite the devaluation, Operating Income improved by US$1.0 million mainly due to higher sale prices and lower fixed and variable expenses. Likewise, EBITDA Margin was 14.7%.

Second Quarter 2003 vs. Second Quarter 2002
-------------------------------------------

There was an important increase in volumes during the Second Quarter of 2003, from 12.5 million unit cases to 16.2 million unit cases representing an improvement of 30%.

Due to excellent market execution, returnable formats are still growing within the mix representing a 43% of the total compared to 35% last year. It is important to mention that the average nominal price in local currency increase by 11%.

Despite the US$0.9 million increase achieved by the beverage operations, the decrease in the Packaging Division (CIPET) lead to an Operating Loss of US$1.5 million for the quarter, against an Operating Loss of US$1.3 million during the previous year, denoting stability at the operating level. The decrease experienced in the packaging division is due to an increase in raw material prices and to a higher base comparison in the demand for returnable formats with respect to last year (this is a result of a specific increase based on the bottlers' strategy to face the 2002 crisis).

However, Operating Margin improved by 170 basis points, while the EBITDA for the second quarter amounted to US$2.5 million.

----------
2 Source: INDEC Direccion de indices de Precios de Consumo; "Serie historica del Indice de Precios al Consumidor (IPC) en el Gran Buenos Aires".


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

                                                              www.koandina.com

                             NON-OPERATING RESULTS

First Six Months 2003 vs. First Six Months 2002
-----------------------------------------------

Non-Operating Results reflected a loss of US$8.2 million compared to an income of US$10.2 million during the previous year. This difference is principally explained by the one-time profit registered from the first half of last year as a result of the sale of the Company's stake in Kaiser, as well as higher charges registered this period as a consequence of Price Level Restatement and Conversion Effects. Despite these, we point out that the negative difference was partially offset by lower extraordinary expenses.

Consequently, Net Income amounted to US$10.7 million.

Second Quarter 2003 vs. Second Quarter 2002
-------------------------------------------

Non-Operating Results represented a loss of US$ 6.9 million versus US$ 0.8 million of income reported last year. The higher expense is explained mainly by the exchange losses registered during this period versus an income for last year, as well as the lower non-operating expenses, that included restructuring expenses during 2002.

Thus, Net Loss for the period was US$ 0.3 million.


                         ANALYSIS OF THE BALANCE SHEET

As of June 30, 2003, the Company's financial assets amounted to US$ 306 million. These represent investments mainly in deposits and corporate bonds. 84% of the total financial investments are held in U.S.-dollar-denominated paper. The total debt of the Company reached US$ 310 million, with an average annual coupon rate of 6.7% on the U.S. dollar debt, and at an average real coupon rate of 6.2% on the Chilean peso-denominated debt. The U.S. dollar-denominated debt represents 39% of total debt.

The Company temporarily holds a negative net cash position of US$ 4 million, as a result of the distribution of dividends during the second quarter of the year amounting to US$56.9 million, including the extraordinary dividend of US$51.4 million approved during the last Shareholders' Meeting.

Additional Information
----------------------
                                                              www.koandina.com

For purposes of an easier comprehension and analysis of the Company's results, charts reflecting the results of the beverage operations for each country have been included. These charts are based on each operation's own accounting practices and are reflected in local currency. This information isolates currency fluctuations and the effects registered when consolidating under Chilean GAAP. Additionally, the packaging operation has been excluded.


          This release may contain forward-looking statements reflecting Embotelladora Andina S.A.'s good faith expectations and are based upon currently available data; however, actual results are subject to numerous uncertainties, many of which are beyond the control of the Company and any one or more of which could materially impact actual performance. Among the factors that can cause performance to differ materially are: political and economic conditions on consumer spending, pricing pressure resulting from competitive discounting by other bottlers, climatic conditions in the Southern Cone, and other risk factors applicable from time to time and listed in Andina's periodic reports filed with relevant regulatory institutions.

Embotelladora Andina S.A.
Second Quarter Results for the period ended June 30, Chilean GAAP
(In millions of constant 06/30/03 Chilean Pesos, except per share))


                                        ----------------------------------------- ---------------------------------------- --------
                                                      30-06-2003                              30-06-2002
                                        ---------- ---------- ---------- -------- ---------- ---------- ---------- -------
                                          Chilean  Brazilian  Argentine             Chilean  Brazilian  Argentine
                                        Operations Operations Operations Total(2) Operations Operations Operations Total(2)  % Ch.
------------------------------------- ---------- ---------- ---------- -------- ---------- ---------- ---------- ------- --------

VOLUME TOTAL BEVERAGES (Million UC)       26,7       30,0       16,2     72,9      25,2       33,1     12,5       70,8       3,1%
  Soft Drink                              22,7       28,6       15,9     67,2      21,4       31,9     12,0       65,3       2,9%
  Mineral Water                            1,4        0,5        0,4      2,2       1,4        0,5      0,5        2,4      -7,1%
  Juices                                   2,6        0,2        0,0      2,8       2,4        0,2      0,1        2,6       8,9%
  Beer                                      NA        0,7         NA      0,7        NA        0,5       NA        0,5      34,7%

NET SALES                               41.596     32.641     17.048   91.192    40.674     37.035    11.085    89.175       2,3%
  COST OF SALES                        (26.786)   (23,210    (13.268) (63.171)  (24.834)   (25.109)   (8.195)  (58.519)      7,9%
GROSS PROFIT                            14.810      9.431      3.781   28.022    15.840     11.926     2.889    30.655      -8,6%
Gross Margin                              35,6%      28,9%      22,2%    30,7%     38,9%      32.2%     26,1%     34,4%
  SELLING AND ADMINISTRATIVE EXPENSES  (7.772)     (9.120)    (4.831) (21.723)   (8.696    (10.116)   (3.767)  (22.579)     -3,8%
  CORPORATE EXPENSES                       0,0          0         0    (1.371)        0          0         0    (1.097)     24,9%
OPERATING INCOME                        7.0381        331     (1.050)   4.929     7.144      1.810      (877)   (6.979)     29,4%
------------------------------------- ---------- ---------- ---------- -------- ---------- -------- ---------- -------   --------
Operating Margin                          16,9%       1,0%      -6,2%     5.4%     17,6%       4.9%     -7,9%      7,8%
EBITDA (1)                              10.305      3,967      1.761   14.662    10.291      5.217     2.426    16.836     -12,9%
Ebitda Margin                             24,8%      12,2%      10,3%    16.1%     25.3%     14.1%      21,9%     18,9%
NON OPERATIONAL RESULTS
  FINANCIAL INCOME (Net)                                                 (563)                                     563     200,1%
  RESULTS FROM AFFILIATED                                               2.474                                   (1.225)    301,9%
  AMORTIZATION OF GOODWILL                                             (1.943)                                  (1.981)     -1,9%
  OTHER INCOME/(EXPENSE)                                                 (572)                                  (4.141)    -86,2%
  PRICE LEVEL RESTATEMENT(3)                                           (4.245)                                   7.337    -157,9%
NON-OPERATING RESULTS                                                  (4.851)                                     552     979,4%

INCOME BEFORE INCOME TAXES;
  AMORTIZATION OF NEGATIVE GOODWILL
  AND MINORITY INTEREST                                                   78                                     7.531     -99,0%

INCOME TAXES                                                            (285)                                   (2.462)    -88,4%
MINORITY INTEREST                                                         (1)                                        0   -1157,1%
AMORTIZATION OF NEGATIVE GOODWILL                                          0                                         0        NA
------------------------------------- ---------- ---------- ---------- -------- ---------- ---------- ---------- ------- --------
NET INCOME                                                              (208)                                    5.069    -104,1%
Net Margin                                                              -0,2%                                      5,7%
------------------------------------- ---------- ---------- ---------- -------- ---------- ---------- ---------- ------- --------

------------------------------------- ---------- ---------- ---------- -------- ---------- ---------- ---------- ------- --------
WEIGHTED AVERAGE SHARES OUTSTANDING                                    760,3                                      760,3
EARNINGS PER SHARE                                                      (0,3)                                       6,7
EARNINGS PER ADS                                                        (0,6)                                      40.0    -104,1%
------------------------------------- ---------- ---------- ---------- -------- ---------- ---------- ---------- ------- --------

(1)   EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.

Embotelladora Andina S.A.
Second Quarter Results for the period ended June 30, Chilean GAAP
(In millions US$, except per share)

                                                                                           Exch. Rate : $699,12
                                        ----------------------------------------- ---------------------------------------- --------
                                                      30-06-2003                              30-06-2002
                                        ---------- ---------- ---------- -------- ---------- ---------- ---------- -------
                                          Chilean  Brazilian  Argentine             Chilean  Brazilian  Argentine
                                        Operations Operations Operations Total(2) Operations Operations Operations Total(2)  % Ch.
--------------------------------------- ---------- ---------- ---------- -------- ---------- ---------- ---------- ------- --------

VOLUME TOTAL BEVERAGES (Million UC)         26,7       30,0       16,2     72,9      25,2       33,1       12,5     70,8       3,1%
  Soft Drink                                22,7       28,6       15,9     67,2      21,4       31,9       12,0     65,3       2,9%
  Mineral Water                              1,4        0,5        0,4      2,2       1,4        0,5        0,5      2,4      -7,1%
  Juices                                     2,6        0,2        0,0      2,8       2,4        0,2        0,1      2,6       8,9%
  Beer                                        NA        0,7         NA      0,7        NA        0,5         NA      0,5      34,7%

NET SALES                                   59,5       46,7       24,4    130,4      58,2       53,0       15,9    127,6       2,3%
  COST OF SALES                            (38,3)     (33,2)     (19,0)   (90,4)    (35,5)     (35,9)     (11,7)   (83,7)      7,9%
GROSS PROFIT                                21,2       13,5        5,4     40,1      22,7       17,1        4,1     43,8      -8,6%
Gross Margin                                35,6%      28,9%      22,2%    30,7%     38,9%      32,2%      26,1%    34,4%
  SELLING AND ADMINISTRATIVE EXPENSES      (11,1)     (13,0)      (6,9)   (31,1)    (12,4)     (14,5)      (5,4)   (32,3)     -3,8%
  CORPORATE EXPENSES                         0,0        0,0        0,0     (2,0)      0,0        0,0        0,0     (1,6)     24,9%
OPERATING INCOME                            10,1        0,4      (1,5)      7,0      10,2        2,6       (1,3)    10,0     -29,4%
--------------------------------------- ---------- ---------- ---------- -------- ---------- ---------- ---------- ------- --------
Operating Margin                            16,9%       1,0%      -6,2%     5,4%     17,6%       4,9%      -7,9%     7,8%
EBITDA (1)                                  14,7        5,7        2,5     21,0      14,7        7,5        3,5     24,1     -12,9%
Ebitda Margin                               24,8%      12,2%      10,3%    16,1%     25,3%      14,1%      21,9%    18,9%
NON OPERATIONAL RESULTS
  FINANCIAL INCOME (Net)                                                   (0,8)                                     0,8     200,1%
  RESULTS FROM AFFILIATED                                                   3,5                                     (1,8)    301,9%
  AMORTIZATION OF GOODWILL                                                 (2,8)                                    (2,8)     -1,9%
  OTHER INCOME/(EXPENSE)                                                   (0,8)                                    (5,9)    -86,2%
  PRICE LEVEL RESTATEMENT(3)                                               (6,1)                                    10,5    -157,9%
NON-OPERATING RESULTS                                                      (6,9)                                     0,8     979,4%

INCOME BEFORE INCOME TAXES;
  AMORTIZATION OF NEGATIVE GOODWILL
  AND MINORITY INTEREST                                                     0,1                                     10,8     -99,0%

INCOME TAXES                                                               (0,4)                                    (3,5)    -88,4%
MINORITY INTEREST                                                          (0,0)                                     0,0   -1157,1%
AMORTIZATION OF NEGATIVE GOODWILL                                           0,0                                      0,0        NA
--------------------------------------- ---------- ---------- ---------- -------- ---------- ---------- ---------- ------- --------
NET INCOME                                                                 (0,3)                                     7,3    -104,1%
Net Margin                                                                 -0,2%                                     5,7%
--------------------------------------- ---------- ---------- ---------- -------- ---------- ---------- ---------- ------- --------

--------------------------------------- ---------- ---------- ---------- -------- ---------- ---------- ---------- ------- --------
WEIGHTED AVERAGE SHARES OUTSTANDING                                       760,3                                    760,3
EARNINGS PER SHARE                                                        (0,00)                                    0,01
EARNINGS PER ADS                                                          (0,00)                                    0,06    -104,1%
--------------------------------------- ---------- ---------- ---------- -------- ---------- ---------- ---------- ------- --------

(1)   EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.

Embotelladora Andina S.A.
Six Months Results for the period ended June 30, Chilean GAAP
(In millions of constant 06/30/03 Chilean Pesos, except per share)


                                        ------------------------------------------ ----------------------------------------- -------
                                                      30-06-2003                              30-06-2002
                                        ---------- ---------- ---------- --------- ---------- ---------- ---------- --------
                                          Chilean  Brazilian  Argentine              Chilean  Brazilian  Argentine
                                        Operations Operations Operations  Total(2) Operations Operations Operations Total(2)  % Ch.
--------------------------------------- ---------- ---------- ---------- --------- ---------- ---------- ---------- -------- -------

VOLUME TOTAL BEVERAGES (Million UC)         57,8       66,0       37,1      160,9     56,6       68,4       31,5      156,6     2,8%
  Soft Drink                                48,6       63,1       36,3      147,9     47,6       65,7       30,2      143,5     3,1%
  Mineral Water                              4,3        1,2        0,8        6,2      4,3        1,2        1,1        6,6    -6,4%
  Juices                                     5,0        0,4        0,0        5,4      4,7        0,3        0,1        5,2     4,6%
  Beer                                        NA        1,4         NA        1,4       NA        1,2         NA        1,2    13,4%

NET SALES                                 90.788     64.492     38.161    193.347   90.974     79.099     32.990    203.062    -4,8%
  COST OF SALES                          (56.665)   (47.750)   (28.623)  (132.945) (54.681)   (54.947)   (23.813)  (133.441)   -0,4%
GROSS PROFIT                              34.123     16.742      9.537     60.402   36.292     24.152      9.177     69.621   -13,2%
Gross Margin                                37,6%      26,0%      25,0%      31,2%    39,9%      30,5%      27,8%      34,3%
  SELLING AND ADMINISTRATIVE EXPENSES    (16.078)   (17.917)    (9.564)   (43.559) (18.241)   (21.595)    (9.891)   (49.727)  -12,4%
  CORPORATE EXPENSES                           0          0          0     (1.919)       0          0          0     (1.753)    9,5%
OPERATING INCOME                          18.045     (1.175)       (26)    14.924   18.051      2.557       (715)    18.141   -17,7%
--------------------------------------- ---------- ---------- ---------- --------- ---------- ---------- ---------- -------- -------
Operating Margin                            19,9%      -1,8%      -0,1%       7,7%    19,8%       3,2%      -2,2%       8,9%
EBITDA (1)                                24.496      6.055      5.595     34.227   24.364      9.620      5.958     38.188   -10,4%
Ebitda Margin                               27,0%       9,4%      14,7%      17,7%    26,8%      12,2%      18,1%      18,8%
NON OPERATIONAL RESULTS
  FINANCIAL INCOME (Net)                                                      368                                       258   -42,6%
  RESULTS FROM AFFILIATED                                                   2.515                                    12.001    79,0%
  AMORTIZATION OF GOODWILL                                                 (3.887)                                   (3.962)   -1,9%
  OTHER INCOME/(EXPENSE)                                                   (1.608)                                   (6.554)  -75,5%
  PRICE LEVEL RESTATEMENT(3)                                               (3.092)                                    5.395  -157,3%
NON-OPERATING RESULTS                                                      (5.703)                                    7.137   179,9%

INCOME BEFORE INCOME TAXES;
  AMORTIZATION OF NEGATIVE GOODWILL
  AND MINORITY INTEREST                                                     9.221                                    25.277   -63,5%

INCOME TAXES                                                               (1.751)                                   (3.859)  -54,6%
MINORITY INTEREST                                                              (2)                                       (1)   58,1%
AMORTIZATION OF NEGATIVE GOODWILL                                               0                                         0      NA
--------------------------------------- ---------- ---------- ---------- --------- ---------- ---------- ---------- -------- -------
NET INCOME                                                                  7.468                                    21.417   -65,1%
Net Margin                                                                    3,9%                                     10,5%
--------------------------------------- ---------- ---------- ---------- --------- ---------- ---------- ---------- -------- -------

--------------------------------------- ---------- ---------- ---------- --------- ---------- ---------- ---------- -------- -------
WEIGHTED AVERAGE SHARES OUTSTANDING                                         760,3                                     760,3
EARNINGS PER SHARE                                                            9,8                                      28,2
EARNINGS PER ADS                                                             58,9                                     169,0   -65,1%
--------------------------------------- ---------- ---------- ---------- --------- ---------- ---------- ---------- -------- -------


(1)   EBITDA: Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations
(3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.

Embotelladora Andina S.A.
Six Months Results for the period ended June 30, Chilean GAAP
(In millions US$, except per share)


                                                                                           Exch. Rate : 699,12
                                        ----------------------------------------- ---------------------------------------- --------
                                                      30-06-2003                              30-06-2002
                                        ---------- ---------- ---------- -------- ---------- ---------- ---------- -------
                                          Chilean  Brazilian  Argentine             Chilean  Brazilian  Argentine
                                        Operations Operations Operations Total(2) Operations Operations Operations Total(2)  % Ch.
--------------------------------------- ---------- ---------- ---------- -------- ---------- ---------- ---------- ------- --------

VOLUME TOTAL BEVERAGES (Million UC)         57,8       66,0       37,1    160,9      56,6       68,4       31,5     156,6      2,8%
  Soft Drink                                48,6       63,1       36,3    147,9      47,6       65,7       30,2     143,5      3,1%
  Mineral Water                              4,3        1,2        0,8      6,2       4,3        1,2        1,1       6,6     -6,4%
  Juices                                     5,0        0,4        0,0      5,4       4,7        0,3        0,1       5,2      4,6%
  Beer                                        NA        1,4         NA      1,4        NA        1,2         NA       1,2     13,4%

NET SALES                                  129,9       92,2       54,6    276,6     130,1      113,1       47,2     290,5     -4,8%
  COST OF SALES                            (81,1)     (68,3)     (40,9)  (190,2)    (78,2)     (78,6)     (34,1)   (190,9)    -0,4%
GROSS PROFIT                                48,8       23,9       13,6     86,4      51,9       34,5       13,1      99,6    -13,2%
Gross Margin                                37,6%      26,0%      25,0%    31,2%     39,9%      30,5%      27,8%     34,3%
  SELLING AND ADMINISTRATIVE EXPENSES      (23,0)     (25,6)     (13,7)   (62,3)    (26,1)     (30,9)     (14,1)    (71,1)   -12,4%
  CORPORATE EXPENSES                         0,0        0,0        0,0     (2,7)      0,0        0,0        0,0      (2,5)     9,5%
OPERATING INCOME                            25,8       (1,7)      (0,0)    21,3      25,8        3,7       (1,0)     25,9    -17,7%
--------------------------------------- ---------- ---------- ---------- -------- ---------- ---------- ---------- ------- --------
Operating Margin                            19,9%      -1,8%      -0,1%     7,7%     19,8%       3,2%      -2,2%      8,9%
EBITDA (1)                                  35,0        8,7        8,0     49,0      34,8       13,8        8,5      54,6    -10,4%
Ebitda Margin                               27,0%       9,4%      14,7%    17,7%     26,8%      12,2%      18,1%     18,8%
NON OPERATIONAL RESULTS
  FINANCIAL INCOME (Net)                                                    0,5                                       0,4    -42,6%
  RESULTS FROM AFFILIATED                                                   3,6                                      17,2     79,0%
  AMORTIZATION OF GOODWILL                                                 (5,6)                                     (5,7)    -1,9%
  OTHER INCOME/(EXPENSE)                                                   (2,3)                                     (9,4)   -75,5%
  PRICE LEVEL RESTATEMENT (3)                                              (4,4)                                      7,7   -157,3%
NON-OPERATING RESULTS                                                      (8,2)                                     10,2    179,9%

INCOME BEFORE INCOME TAXES;
  AMORTIZATION OF NEGATIVE GOODWILL
  AND MINORITY INTEREST                                                    13,2                                      36,2    -63,5%

INCOME TAXES                                                               (2,5)                                     (5,5)   -54,6%
MINORITY INTEREST                                                          (0,0)                                     (0,0)    58,1%
AMORTIZATION OF NEGATIVE GOODWILL                                           0,0                                       0,0       NA
--------------------------------------- ---------- ---------- ---------- -------- ---------- ---------- ---------- ------- --------
NET INCOME                                                                 10,7                                      30,6    -65,1%
 Net Margin                                                                 3,9%                                     10,5%
--------------------------------------- ---------- ---------- ---------- -------- ---------- ---------- ---------- ------- --------

--------------------------------------- ---------- ---------- ---------- -------- ---------- ---------- ---------- ------- --------
WEIGHTED AVERAGE SHARES OUTSTANDING                                       760,3                                     760,3
EARNINGS PER SHARE                                                         0,01                                      0,04
EARNINGS PER ADS                                                           0,08                                      0,24    -65,1%
--------------------------------------- ---------- ---------- ---------- -------- ---------- ---------- ---------- ------- --------

(1)   : Operating Income + Depreciation
(2) Total may be different from the addition of the three countries because of intercountry eliminations (3) Includes: Monetary Correction + Conversion Effect to Balance Sheet + Income Statement Accounts.

                          Embotelladora Andina S.A.
                          Consolidated Balance Sheet
               (In million of constant 06/30/03 Chilean Pesos)

                                           -----------  ------------ ----------
ASSETS                                      30-06-2003   30-06-2002     %Ch
                                           -----------  ------------ ----------
Cash + Time deposits + market.Securit.        46.912       53.480       -12,3%
Account receivables (net)                     30.511       34.845       -12,4%
Inventories                                   31.146       14.044       121,8%
Other current assets                          33.089       16.347       102,4%
------------------------------------------ -----------  ------------ ----------
Total Current Assets                         141.658      118.716        19,3%

Property, plant and equipment                554.559      557.467        -0,5%
Depreciation                                (360.890)    (339.542)        6,3%
------------------------------------------ -----------  ------------ ----------
Total Property, Plant, and Equipment         193.670      217.925       -11,1%

Investment in related companies               20.281       21.134        -4,0%
Investment in other companies                    717          731        -1,8%
Goodwill                                     106.999      116.902        -8,5%
Other long term assets                       159.325      207.742       -23,3%
------------------------------------------ -----------  ------------ ----------
Total Other Assets                           287.322      346.509       -17,1%

------------------------------------------ -----------  ------------ ----------
TOTAL ASSETS                                 622.649      683.149        -8,9%
------------------------------------------ -----------  ------------ ----------


                                           -----------  ------------ ----------
LIABILITIES & SHAREHOLDERS' EQUITY          30-06-2003   30-06-2002     %Ch
                                           -----------  ------------ ----------
Short term bank liabilities                    9.136          737      1139,9%
Current portion of long term  bank
  liabilities                                  4.312        4.450        -3,1%
Current portion of bonds payable              13.191        1.072      1130,3%
Trade accounts payable and
  notes payable                               32.639       71.608       -54,4%
Other liabilities                             21.570       18.667        15,5%
------------------------------------------ -----------  ------------ ----------
Total Current Liabilities                     80.850       96.534       -16,2%

Long term bank liabilities                    58.396       59.013        -1,0%
Bonds payable                                131.813      144.184        -8,6%
Other long term liabilities                   21.150       18.294        15,6%
------------------------------------------ -----------  ------------ ----------
Total Long Term Liabilities                  211.359      221.491        -4,6%

Minority interest                                 52           48         6,9%

Stockholders'Equity                          330.389      365.076        -9,5%

------------------------------------------  -----------  ------------ ----------
TOTAL LIABILITIES & SHAREHOLDERS' EQUITY     622.649      683.149        -8,9%
------------------------------------------ -----------  ------------ ----------


                             Financial Highlights
                (In million of constant 06/30/03 Chilean Pesos)

                                           -----------  ------------
ADDITIONS TO FIXED ASSETS                   30-06-2003   30-06-2002
                                           -----------  ------------

Chile                                          9.607        6.219
Brazil                                         5.587        3.535
Argentina                                      1.027          455
------------------------------------------ -----------  ------------
                                              16.221       10.208


                                           -----------  ------------
DEBT RATIOS                                 30-06-2003   30-06-2002
                                           -----------  ------------

Financial Debt / Total Capitalization           0,40         0,36
Financial Debt / EBITDA L12M                    2,76         2,36
EBITDA L12M / Interest Expense (net) L12M       4,90         6,42
------------------------------------------ -----------  ------------
L12M: Last twelve months


* As June 30, 2003, the company registered a negative net cash position of US$ 4 million. Total debt amounted to US$ 310 million. Total Cash amounted to US$ 306 million, which includes cash investments accounted for under Other Current Assets as well as Long Term Assets.

Embotelladora Andina S.A.
Results ended June 30, Local GAAP


                              Beverage Operations
                                 (Local Gaap)

------------------------------------------ -------------- ------------- --------------- -------------- ------------- --------------
                                                            6/30/2003                                    6/30/2003
                                           -------------- ------------- --------------- -------------- ------------- --------------
                                             Chile (MCh$)  Brazil (MR$)  Argentina (MA$) Chile (MCh$)   Brazil (MR$) Argentina (MA$)
                                           -------------- ------------- --------------- -------------- ------------- --------------
TOTAL BEVERAGES VOLUME (Million UC)              57,8          66,0           37,1           56,6          68,4            31,5
  Soft Drink                                     48,6          63,1           36,3           47,6          65,7            30,2
  Mineral Water                                   4,3           1,2            0,8            4,3           1,2             1,1
  Juices                                          5,0           0,4            0,0            4,7           0,3             0,1
  Beer                                             NA           1,4             NA             NA           1,2              NA

NET SALES SOFT DRINKS                          75.853         274,5          134,0         76.452         286,7            99,4
NET SALES OTHER                                14.214          24,1            1,8         14.131          21,5             1,9
NET SALES TOTAL                                90.068         298,6          135,8         90.583         308,1           101,3
  COST OF SALES                               (56.215)       (210,2)         (89,6)       (54.512)       (206,6)          (63,0)
GROSS PROFIT                                   33.852          88,4           46,3         36.071         101,6            38,3
Gross Margin                                     37,6%         29,6%          34,0%          39.8%         33,0%           37,8%
  SELLING AND ADMINISTRATIVE EXPENSES         (15.662)        (75,4)         (35,9)       (17.984)        (79,3)          (32,1)

OPERATING INCOME                               18.191          13,0           10,3         18.087          22,3             6,2
------------------------------------------ -------------- ------------- --------------- -------------- ------------- --------------
Operating Margin                                 20,2%          4,3%           7,6%          20,0%          7,2%            6,1%
EBITDA (1)                                     24.553          26,7           18,0         24.332          36,2            13,8
Ebitda Margin                                    27,3%          8,9%          13,3%          26.9%         11,8%           13,6%
------------------------------------------ -------------- ------------- --------------- -------------- ------------- --------------

Second Quarter Results for the period ended June 30, Local GAAP


                              Beverage Operations
                                 (Local Gaap)

------------------------------------------ -------------- ------------- --------------- -------------- ------------- --------------
                                                         2 Quarter 2003                               2 Quarter 2003
                                           -------------- ------------- --------------- -------------- ------------- --------------
                                             Chile (MCh$)  Brazil (MR$)  Argentina (MA$) Chile (MCh$)   Brazil (MR$) Argentina (MA$)
                                           -------------- ------------- --------------- -------------- ------------- --------------
TOTAL BEVERAGES VOLUME (Million UC)              26,7          30,0           16,2           25,2          33,1            12,5
  Soft Drink                                     22,7          28.6           15,9           21,4          31,9            12,0
  Mineral Water                                   1,4           0,5            0,4            1,4           0,5             0,5
  Juices                                          2,6           0,2            0,0            2,4           0,2             0,1
  Beer                                            N/A           0,7             NA            N/A           0,5             N/A

NET SALES SOFT DRINKS                          34.896         125,5           57,6         34.003         137,4            33,1
NET SALES OTHER                                 6.380          11,3            0,8          6.259           9,4             0,7
NET SALES TOTAL                                41.276         136,9           58,4         40.262         146,7            33,8
  COST OF SALES                               (26.491)        (93,9)        (40,36)       (24.616)        (92,3)          (18,8)
GROSS PROFIT                                   14.785          43,0           18,0         15.646          54,5            15,0
Gross Margin                                     35,8%         31,4%          30,8%          38.9%         37,1%           44,3%
  SELLING AND ADMINISTRATIVE EXPENSES          (7.705)        (33,3)         (17,4)        (8.629)        (41,4)          (15,0)

OPERATING INCOME                                7.080           9,6            0,6          7.017          13,1             0,0
------------------------------------------ -------------- ------------- --------------- -------------- ------------- --------------
Operating Margin                                 17,2           7,0%           1,1%          17,4%          8,9%            0,1%
EBITDA (1)                                     10,314          16,6            4,7         10.116          20,0             3,1
Ebitda Margin                                    25,0%         12,1%           8,0%          25,1%         13,6%            9,1%
------------------------------------------ -------------- ------------- --------------- -------------- ------------- --------------


(1) EBITDA: Operating Income + Depreciation

MCh$: Million Nominal Chilean pesos of each period
MR$: Million Nominal Brazilian Reais
MA$: Million nominal Argentine pesos
Chile results do not consider corporate expenses

EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
------------------------------------------
Consolidated financial statements
June 30, 2003

(Free Translation of Spanish original)






CONTENTS
--------

Consolidated balance sheets
Consolidated statements of income
Consolidated statements of cash flows
Notes to the consolidated financial statements




  Ch$  -  Chilean pesos
ThCh$  -  Thousands of Chilean pesos
  US$  -  United States dollars
ThUS$  -  Thousands of United States dollars
   UF  -  Unidades de Fomento (Chilean government inflation-indexed monetary units)
 ThA$     Thousands of Argentinean pesos
 ThR$     Thousands of Brazilian Reais

                                                               FREE TRANSLATION


                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
                  ------------------------------------------
                          CONSOLIDATED BALANCE SHEETS
                          ---------------------------


                                                 For the Periods ended June 30,
                                                       2003           2002
                                                 --------------- ---------------
TOTAL CURRENT ASSETS                                141,658,117     118,715,706
Cash                                                  4,978,034       4,439,694
Time deposits                                        13,395,489      10,910,031
Marketeable Securities (net)                 4       28,538,610      38,130,168
Trade accounts receivable (net)              5       19,041,424      16,335,717
Notes receivable (net)                       5        6,864,434       6,338,579
Other receivables (net)                      5        4,599,017      12,146,228
Notes an accounts receivable from
  related companies                          6            6,239          24,055
Inventories (net)                            7       31,146,048      14,044,349
Recoverable Taxes                                     5,462,885       2,189,080
Prepaid expenses                                      2,831,178       2,126,524
Deferred Income Taxes                        8          792,116         402,072
Other current assets                        10       24,002,643      11,629,209
TOTAL PROPERTY, PLANT & EQUIPMENT           12      193,669,600     217,924,577
Land                                        12       15,565,250      16,502,777
Buildings & improvements                    12      101,306,120     103,418,597
Machinery and equipment                     12      254,398,036     251,710,984
Other property, plant & equipment           12      181,391,342     183,936,001
Technical reappraisal of property,
  plant & equipment                         12        1,898,501       1,898,288
Accumulated depreciation                    12     (360,889,649)   (339,542,070)
TOTAL OTHER ASSETS                                  287,321,726     346,508,914
Investments in related companies            14       20,280,713      21,133,548
Investments in other companies                          717,391         730,742
Goodwill                                    16      106,998,944     116,902,460
Long-term receivables                        5            3,446         513,734
Notes and accounts receivable from
  related companies                          6          135,237         105,168
Long-term deffered income taxes              8                -               -
Intangibles                                           3,369,873       3,432,592
Amortization                                         (2,923,913)     (2,660,796)
Others                                      18      158,740,035     206,351,466
                                                 --------------- ---------------
TOTAL ASSETS                                        622,649,443     683,149,197
                                                 --------------- ---------------

                                                               FREE TRANSLATION


                                                 For the Periods ended June 30,
                                                       2003           2002
                                                 --------------- ---------------
TOTAL CURRENT LIABILITIES                            80,849,565      96,533,682
Short-term bank liabilities                 19        9,136,470         736,870
Current portion of long-term bank
 liabilities                                19        4,312,192       4,449,586
Current portion of bonds payable            22       13,191,272       1,072,234
Dividends payable                                     3,985,190      47,855,114
Accounts payable                                     21,570,348      17,072,459
Other creditors                                       3,066,305       1,821,410
Notes and accounts payable to related
  companies                                  6        4,017,643       4,858,619
Provisions                                  23       12,674,052      11,951,351
Withholdings                                           5,548,087       4,813,643
Income taxes payable                         8        3,199,062       1,724,218
Unearned income                                         148,944         178,178
TOTAL LONG-TERM LIABILITIES                         211,359,201     221,490,684
Long-term bank liabilities                  21       58,395,820      59,012,576
Bonds payable                               22      131,812,979     144,184,289
Other creditors                                          25,368          61,862
Provisions                                           11,778,829      10,001,458
Deferred Income Taxes                                 2,454,861       1,561,313
Other long-term liabilities                           6,891,344       6,669,186
Minority interes                            26           51,785          48,464
TOTAL SHAREHOLDERS' EQUITY                  27      330,388,892     365,076,367
Paid-in capital                             27      184,523,532     185,419,277
Revalued capital reserve                    27        2,029,759       1,112,515
Other reserves                              27       53,345,372      56,351,893
Retained earnings                           27       90,490,229     122,192,682
Accumulated rearnings                       27       86,854,406     104,741,165
Net income for the period                   27        7,467,607      21,417,413
Interim dividends                           27       (3,831,784)     (3,965,896)
                                                 --------------- ---------------
TOTAL LIABILITIES, MINORITY INTEREST,
& SHAREHOLDERS' EQUITY                              622,649,443     683,149,197
                                                 --------------- ---------------

                                                               FREE TRANSLATION


                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
                  ------------------------------------------
                       CONSOLIDATED STATEMENTS OF INCOME
                       ---------------------------------


                                                 For the Periods ended June 30,
                                                       2003           2002
                                                 --------------- ---------------
OPERATING INCOME                                     14,924,082      18,140,678
Gross Margin                                         60,402,155      69,620,680
Net Sales                                           193,347,450     203,061,891
Cost of sales                                      (132,945,295)   (133,441,211)
Administrative and selling expenses                 (45,478,073)    (51,480,002)
NON OPERATING EXPENSES                               (5,703,355)      7,136,678
Financial Income                                      9,671,875      10,580,389
Equity in earnings of equity investments    14        2,527,260      12,360,026
Other non-operating income                  28        4,753,045         582,314
Equity in losses of equity investments      14          (12,593)       (359,518)
Amortization of goodwill                    16       (3,886,512)     (3,962,490)
Financial Expenses                                   (9,303,948)    (10,322,419)
Other non-operating expenses                28       (1,935,974)    (12,897,339)
Price level restatement                     29       (4,110,200)     (1,150,529)
Foreign exchange gains                      30       (3,406,308)     12,306,244
Income before income taxes and
  extraordinary items                                 9,220,727      25,277,356
Income tax expense                           8       (1,751,459)     (3,858,895)
Income before minority interest                       7,469,268      21,418,461
Minority interest                           26           (1,661)         (1,048)
NET INCOME                                            7,467,607      21,417,413
                                                 --------------- ---------------
NET INCOME FOR THE PERIOD                             7,467,607      21,417,413
                                                 --------------- ---------------

                                                               FREE TRANSLATION


                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
                  ------------------------------------------
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                     -------------------------------------


                                                 For the Periods ended June 30,
                                                       2003           2002
                                                 --------------- ---------------
NET CASH PROVIDED BY OPERATING ACTIVITIES            21,565,904      42,870,731
Collection of trade receivables                     282,473,708     296,745,094
Financial income received                             1,776,847       4,838,978
Dividend & other distributions received                       2               0
Other income received                                15,061,586      10,636,400
Payments to suppliers and personnel                 241,024,462)   (216,303,603)
Interest paid                                        (1,788,709)     (7,823,133)
Income taxes paid                                    (2,619,636)     (3,232,598)
Other expenses paid                                    (168,607)     (1,025,179)
VAT and other tax payments                          (32,144,825)    (40,965,228)
NET CASH PROVIDED BY (USED IN) FINANCING
 ACTIVITIES                                         (41,695,844)    (33,383,800)
Borrowings                                           32,039,732      28,053,698
Other financing activities                              187,262         323,042
Dividends paid                                      (43,425,908)     (7,970,538)
Repayment of loans                                  (30,496,930)    (53,790,002)
NET CASH PROVIDED BY (USED IN) INVESTMENT
 ACTIVITIES                                          27,430,922      (9,093,415)
Proceeds from sales of property, plant
 and equipment                                          488,841         477,296
Proceeds from sales of other investments            115,128,677      31,470,526
Other investment income                                       0      11,271,438
Additions to property, plant and equipment          (16,220,722)    (10,208,388)
Investments in marketable securities                (71,965,874)    (42,295,415)
Other investment disbursements                                0         191,128
TOTAL NET CASH FOR THE PERIOD                         7,300,982         393,516
EFFECT OF INFLATION ON CASH AND CASH
  EQUIVALENTS                                         3,795,186      (5,422,171)
NET (DECREASE) INCREASE IN CASH AND CASH
  EQUIVALENTS                                        11,096,168      (5,028,655)
CASH AND CASH EQUIVALENTS AT BEGINNING
  OF PERIOD                                          48,819,131      60,104,000
                                                 --------------- ---------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD           59,915,299      55,075,345
                                                 --------------- ---------------

                                                               FREE TRANSLATION


                        RECONCILIATION OF NET INCOME TO
                        -------------------------------
                                NET CASH FLOWS
                                --------------
                       PROVIDED BY OPERATING ACTIVITIES
                       --------------------------------


                                                 For the Periods ended June 30,
                                                       2003           2002
                                                 --------------- ---------------
Net Income                                            7,467,607      21,417,413
Result on sale of property, plant and
  equipment                                             (49,206)       (220,082)
(Gain) loss on sale of property, plant
  and equipment                                         (46,638)       (236,735)
Loss on sale of investments                              (2,568)              0
Gain on sale of other assets                                  0          16,653
Adjustment to net income that do not
  represent movements of cash                        33,748,785      20,922,607
Depreciation                                         19,802,834      20,047,720
Amortization of intangibles                             295,915         160,567
Write-offs and provisions                                94,661       3,083,687
Equity in earnings of equity investments             (2,527,260)    (12,360,026)
Equity in losses of equity investments                   12,593         359,518
Amortization of goodwill                              3,886,512       3,962,490
Net price-level restatements                          4,110,200       1,150,529
Foreign exchange gains, net                           3,406,308     (12,306,244)
Other credits to income that do not
  represent cash flows                               (5,965,695)     (1,939,752)
Other charges to income that do no
  represent cash flows                               10,632,717      18,764,118
Changes in operating assets                          (5,097,298)     31,655,098
Decrease (increase) in trade accounts
  receivable                                         17,245,361      28,180,513
Decrease (increase) in inventories                  (12,518,534)        316,432
Decrease (increase) in other assets                  (9,824,125)      3,158,153
Changes in operating liabilities                    (14,505,645)    (30,905,353)
(Decrease) increase in accounts payable
  related to operating income                       (13,269,531)    (28,215,532)
(Decrease) increase in interest payable              (1,828,204)     (3,982,571)
Income taxes payable (net)                             (331,593)       (391,549)
Other accounts payable related to
  non-operating income                                   77,922       2,314,814
Valued Added Tax and other taxes
  payable (net)                                         845,761        (630,515)
Minority interest Increase (decrease)                     1,661           1,048
                                                 --------------- ---------------
Net cash provided by operating activities            21,565,904      42,870,731
                                                 --------------- ---------------


The accompanying Notes 1 to 41 are an integral part of these consolidated financial statements.

                                                               FREE TRANSLATION


                  EMBOTELLADORA ANDINA S.A. AND SUBSIDIARIES
                  ------------------------------------------
                NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                ----------------------------------------------
                               AT JUNE 30, 2003
                               ----------------


NOTE 1 - INCORPORATION IN THE SECURITIES REGISTER
-------------------------------------------------

Embotelladora Andina S.A. is incorporated in the Securities Register under No. 00124 and, in conformity with Law 18,046, is subject to the supervision of the Chilean Superintendency of Securities and Insurance Companies (the" SVS").

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING PRINCIPLES
-----------------------------------------------------

a)   Accounting period

The consolidated financial statements cover the period January 1 to June 30, 2003 and are compared to the same period in 2002.

b)   Basis of preparation

The consolidated financial statements have been prepared in accordance with generally accepted accounting principles issued by the Chilean Institute of Accountants, as well as rules and regulations of the SVS. In the event of discrepancy, the SVS regulations will prevail.

c)   Basis of presentation

For comparison purposes, the figures in the prior-period financial statements have been restated by 3.5% and minor reclassifications have been made as well.

d)   Basis of consolidation

The consolidated financial statements include assets, liabilities, results and cash flows of Andina and its subsidiaries. Likewise the equity and income accounts of Andina and its subsidiaries have been combined, eliminating the investments and current accounts among the companies subject to consolidation, as well as the significant transactions among them and unrealized profits stemming from the operations among said companies.

In addition, for proper presentation of consolidated net income, the participation in income by minority shareholders is shown in the consolidated statements of income under Minority interest.

Holding percentages

In table to follow there is a list of subsidiaries included in the consolidated financial statements along with the indirect and direct holding percentages.

                                                               FREE TRANSLATION


Other information

On December 12, 2002 Andina Bottling Investments S.A. and Andina Inversiones Societarias S.A. purchased 100% of the shares in Mercury Equity Corp S.A., a company incorporated in the British Virgin Islands. On December 22, both companies unanimously agreed to a capital increase in Mercury Equity Corp S.A., contributing 100% of the holdings both companies had in The Sterling Pacific Corp S.A. Later, on December 23, 2002 the liquidation of this company took place, and the total assets and liabilities were passed on to Mercury Equity Corp S.A. On December 30, 2002, the name of Mercury Equity Corp S.A. changed to Abisa Corp S.A.

On March 21, 2003, at the Regular and Extraordinary Shareholders' Meeting of Embotelladora del Atlantico S.A. "EDASA" and the Regular and Extraordinary Shareholders' Meeting of Complejo Industrial Pet S.A. "CIPET" approved the merger and ratified the Previous Merger Agreement.

On May 23, 2003 the definite Merger Agreement was entered into by our subsidiaries EDASA and CIPET, which is in the process of being recorded.

e)   Price-level restatement

The consolidated financial statements have been restated in accordance with local regulations to reflect the effect of price-level changes on the purchasing power of the Chilean peso during the period. Restatements have been determined on the basis of the percentage variation in the official Chilean Consumer Price Index "CPI", issued by the Chilean National Institute of Statistics, which amounted to 1.1% for the period December 1, 2002 to May 31, 2003, (0.6% for the same period last year).

f)   Currency translation

Balances in foreign currency are considered as non - monetary items and are translated at the exchange rate prevailing at end of period. UF denominated balances have been restated according to the CPI changes or the agreed rate.

Assets and liabilities in foreign currency and Unidades de Fomento have been translated into local currency at the following end of period exchange rates:


                                                       2003           2002
                                                 --------------- ---------------
                                                        Ch$            Ch$

Unidades de Fomento                        (UF)       16,959.67       16,335.20
United States dollars                      (US$)         699.12          688.05
Argentine pesos                            (A$)          249.69          181.07
Brazilian Real                             (R$)          243.43          241.90

g)   Marketable securities

Marketable securities include investments in mutual funds, valued at the end of each period redemption value.

                                                               FREE TRANSLATION


h)   Inventories

The cost of raw materials includes all the distributions incurred in the process of acquisition and that are necessary so that they may be available at the warehouses of the Company or its subsidiaries. The cost of finished products includes all production costs. The valuation of raw materials and finished products is made according to weighted average price.

The company has a provision for obsolete products, based on the rotation of its raw materials and finished products.

The resultant totals of the valuations described do not exceed the net values of execution.

i)   Allowance for doubtful accounts

The allowance for doubtful accounts consists of a general provision determined on the basis of the aging of debts and additional allowances for specific customers where collection is doubtful. In the opinion of the Company's management, the allowances are reasonable and the net balances are recoverable.

j)   Property, plant and equipment

Property, plant and equipment are carried at restated cost. The technical reappraisal of property, plant and equipment, authorized by the SVS at December 31, 1979, is shown at restated value under the caption "Technical reappraisal of property, plant and equipment".

k)   Depreciation

Depreciation of property, plant and equipment is calculated using the restated cost of assets and the straight-line method based on their remaining useful lives.

l)   Containers

Inventories of containers, bottles and plastic containers at plants, warehouses, and with third parties are stated at cost plus price-level restatements and are included in Other property, plant and equipment. Broken or damaged containers at plants and warehouses are written-off and charged against income during the period.

m)   Investments in related companies

Investments in shares or rights in companies in which the Company has a significant holding in the investee are accounted for using the equity method. The Company's proportionate share of net income and losses of related companies is recognized in the consolidated statements of income, after eliminating any unrealized profits or losses from transactions between related companies.

Investments in foreign companies are valued in conformity with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants. The United States ("US") dollar is the currency used to control

                                                               FREE TRANSLATION


investments and to translate financial statements of foreign companies. Assets and liabilities from these investments are translated into Chilean pesos at the end of period exchange rate, except that non-monetary assets and liabilities and shareholders' equity are first expressed at their equivalent value in historical US dollars. Income and expense items are first translated into US dollars at the average exchange rate during the month.

Given the evaluations performed, it has been determined that the Company's assets of its subsidiaries in Argentina and Brazil do not require an adjustment since there is no significant impairment in asset value that could affect their recovery.

n)   Intangibles

Intangibles include franchise rights and licenses that are amortized over the terms of the contracts, not in excess of 20 years.

o)   Goodwill

Goodwill represents the difference between purchase cost of the shares acquired and the proportional equity value of investment on the purchase date. These differences are amortized based on the expected period of return of the investment, estimated at 20 years.

p)   Transactions under resale agreements

Purchases of securities under resale agreements are recorded at cost. Applicable interest is recorded as financial income using the straight-line method on an accrual basis.

q)   Bonds payable

Bonds payable includes placement of Yankee Bonds in the US markets and placement of bonds in UF in Chile, which are carried at par value. The difference in the par value and the proceeds received, the purchase discount, is recorded as a deferred asset. This asset is amortized using the straight-line method over the term of the respective obligations.

r)   Income taxes and deferred income taxes

The companies have recorded tax obligations in conformity with current legislation. The effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded on the basis of the current tax rate and the estimated date of reversal, in conformity with Technical Bulletin No. 60 issued by the Chilean Institute of Accountants. Previously unrecorded deferred income taxes at January 1, 2000 are recognized in income as the temporary differences reverse.

s)   Staff severance indemnities

The Company has set up a liability for long-term service indemnities in accordance with the collective agreements entered into with its employees. The provision is stated at present value of the projected cost

                                                               FREE TRANSLATION


of the benefit, which is discounted at a 7.0 % annual rate using the staff's length of service to their retirement date.

t)   Deposits for containers

The liability for deposits for containers in circulation is estimated based on an annual inventory count of containers held by clients. The inventory is valued at the average weighted value of the deposit value over the past seven years per container type and any adjustments are recorded in the Company's operating results. In order to recover the cash deposit, the original document must be presented and the containers should be in good condition. Guarantees are not adjusted for price level restatements.

After a 5 year term since the date of the invoice, should the client fail to deliver part or all of containers and/or cases, Andina can cash in all or part of the pledge.

This liability is presented in Other long-term liabilities, considering that the number of new bottles in circulation in the market during the period is historically greater than the number of bottles returned by clients during the same period.

u)   Net Sales

The Company records net sales based on the physical delivery of finished products to its clients, in accordance with Technical Bulletin No. 70 issued by the Chilean Institute of Accountants.

v)   Derivative contracts

Derivative contracts include forward foreign currency contracts used to cover the risk of exposure to exchange rate differences.

These hedge instruments are recorded at their market values. Unrealized losses are recognized as a charge to income and gains are recorded as a credit to Other liabilities (current or long-term), depending on whether the difference results in a loss or income, respectively.

Hedge contracts for expected transactions are recorded at market value and their changes in value are accounted for as unrealized gains or losses. Upon contract expiration, the deferred gains and losses are recorded in income.

w)   Computer software

Software currently in use corresponds to computer packages purchased from third parties, and programs developed internally. Software purchased from third parties is capitalized and amortized over a maximum period of four years. Disbursements incurred for computer system development and for the use of Company resources are charged to expense.

                                                               FREE TRANSLATION


x)   Research and development costs

Costs incurred by the Company in research and development are immaterial given the nature of the business and the strong support from The Coca Cola Company to its bottlers as its franchiser.

y)   Consolidated statement of cash flows

In accordance with Technical Bulletin 50 issued by the Chilean Institute of Accountants and with Circular 1501 from the Superintendency of Stock and Insurance, the Company has defined investments in fixed-income mutual funds, time deposits maturing within 90 days, repurchase agreements maturing within 90 days, and indexed promissory notes from the Chilean Central Bank as cash equivalents.

Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and, in general, all cash flows not defined as from financial or investment activities. The operating concept used for this statement is more comprehensive than that used for the statement of income.

The subsidiaries included in the consolidated financial statements and Andina's direct and indirect holding percentages are as follows:

                                                                         Holding Percentage
                                                           --------------------------------------------------------
                                                                       June 30, 2003               June 30, 2002
                                                           ----------------------------------- --------------------
Tax Registration N(degree)Company Name                        Direct     Indirect     Total            Total
---------------------------------------------------------------------------------------------- --------------------

0-E                ABISA CORP S.A.                              99.9       0.09       99.99                0
96842970-1         ANDINA BOTTLING INVESTMENTS S.A.             99.9       0.09       99.99            99.99
96836750-1         ANDINA INVERSIONES SOCIETARIAS S.A.          99.9       0.09       99.99            99.99
96972760-9         ANDINA BOTTLING INVESTMENTS DOS S.A.         99.9       0.09       99.99            99.99
0-E                COMPLEJO INDUSTRIAL PET                         0      99.99       99.99            99.99
0-E                EMBOTELLADORA DEL ATLANTICO S.A.                0      99.99       99.99            99.99
96623640-K         ENVASES MULTIPACK S.A.                          0      99.99       99.99            99.99
0-E                RIO DE JANEIRO REFRESCOS LTDA.                  0      99.99       99.99            99.99
78536950-5         SERVICIOS MULTIVENDING LTDA.                 99.9       0.09       99.99            99.99
0-E                THE STERLING PACIFIC CORP S.A.                  0          0           0            99.99
78861790-9         TRANSPORTES ANDINA REFRESCOS LTDA.           99.9       0.09       99.99            99.99
96648500-0         VITAL S.A.                                      0      99.99       99.99            99.99


NOTE 3 - ACCOUNTING CHANGES
---------------------------

There are no changes in the application of generally accepted accounting principles in Chile in relation to the previous period, which could significantly affect the comparability of these financial statements.

NOTA 4 - MARKETABLE SECURITIES
------------------------------

See tables below:

        Instrument                                      Value ThCh$
                                        -------------------- -----------------
                                         June 30, 2003        June 30, 2002
        Mutual funds quotas                    28,538,610           38,130,168
                                        -------------------- -----------------
        TOTAL                                  28,538,610           38,130,168
        ----------------------------------------------------------------------

                                                               FREE TRANSLATION



The composition of the balance at June 30, 2003 was as follows:

         Company                                               ThCh$
        --------

        CGAM N.Y.  Fund                                            26,318,610
        Fondo Mutuo Banchile Liquidez 2000                          2,220,000

        Total                                                      28,538,610
        ----------------------------------------------------------------------



NOTE 5 - SHORT-AND LONG-TERM RECEIVABLES
----------------------------------------

94.5% of the portfolio of receivables corresponds to the beverage business, 5.5% corresponds to the container business. The receivables had a turnover equivalent to 5.98 times (6.18 times in 2002). Details of receivables are as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                   More than 90 days up
Caption                       Up to 90 days              to 1 year        Subtotal     Total Current (net)         Long Term
------------------------ ----------------------- ----------------------- ----------- ----------------------- ----------------------
                           June 30,    June 30,    June 30,     June 30,    June 30,    June 30,    June 30,     June 30,   June 30,
                            2003        2002        2003         2002        2003        2003         2002         2003       2002
                         ----------- ----------- ----------- ----------- ----------- ----------- ----------- ---------- -----------

Trades recievables        19,092,790  16,338,956   1,954,328   1,547,957  21,047,118  19,041,424  16,335,717          -          -
Allowance for doubtful
  accounts                                                                 2,005,694
Notes receivable           6,905,123   6,303,639     735,757     591,244   7,640,880   6,864,434   6,338,579        214    491,408
Allowance for doubtful
  accounts                                                                   776,446
Other receivables          3,909,984   9,959,259     915,159  21,318,629   4,825,143   4,599,017  12,146,228      3,232     22,326
Allowance for doubtful
  accounts                                                                   226,126
Total long-term receivables                                                                                       3,446    513,734
-----------------------------------------------------------------------------------------------------------------------------------


NOTE 6 - BALANCES AND TRANSACTIONS WITH RELATED COMPANIES
---------------------------------------------------------

Accounts payable and receivable with related companies correspond to product purchases and sales made at market conditions. These balances are due within approximately 45 days.

Notes and accounts receivable

-------------------------------------------------------------------------------------------------------
Tax Reg.
N(degree)    Company                                Short Term                      Long Term
                                           ----------------------------- ------------------------------
                                            June 30, 2003  June 30, 2002  June 30, 2003  June 30, 2002
                                           -------------- -------------- -------------- ---------------
0-E           CERVEJARIAS KAISER S.A.             6,239         12,788              -              -
96714870-9    COCA-COLA DE CHILE S.A.                 -              -         69,999         38.071
0-E           CENTRALLI REFRIGERANTES S.A.            -              -         65,238         67.097
0-E           ECPG.NET,INC.                           -         11,267              -              -
-------------------------------------------------------------------------------------------------------
                     Total                        6,239         24,055        135,237        105,168
-------------------------------------------------------------------------------------------------------

                                                               FREE TRANSLATION


Notes and accounts payable

-------------------------------------------------------------------------------------------------------
Tax Reg.
N(degree)    Company                                Short Term                      Long Term
                                           ----------------------------- ------------------------------
                                            June 30, 2003  June 30, 2002  June 30, 2003  June 30, 2002
                                           -------------- -------------- -------------- ---------------
96714870-9    COCA-COLA DE CHILE S.A.         1,326,919      1,515,000              0              0
89996200-1    ENVASES DEL PACIFICO              179,120         20,200              0              0
96714870-9    ENVASES ITALPRINT S.A.              1,300        180,981              0              0
0-E           RECOFARMA INDUSTRIAS DO
                AMAZONAS LTDA.                  317,302        280,172              0              0
0-E           CENTRALLI REFRIGERANTE S.A.             -        215,929              0              0
0-E           COCA-COLA DE ARGENTINA S.A.       492,810        736,318              0              0
86881400-4    ENVASES CMF S.A.                1,221,510      1,416,920              0              0
96705990-0    ENVASES CENTRAL S.A.              478,682        426,969              0              0
0-E           CICAN S.A.                              -         66,130              0              0
-------------------------------------------------------------------------------------------------------
                     Total                    4.017.643      4,858,619              0              0
-------------------------------------------------------------------------------------------------------

                                      15
                                                             FREE TRANSLATION

Transactions with related companies were as follows:

                                                                                            June 30, 2003           June 30, 2002
                                                                                                Effect on              Effect on
Company                  Tax Reg.    Nature           Transaction Description        Amount       income    Amount       income
                         N(degree)                                                          (charge)/credit       (charge)/credit
                                                                                      ThCh$                 ThCh$

ENVASES CENTRAL S.A.     96705990-0  Subsidiary       Sale of raw
                                                        materials                   569,166      49,462      770,200       36,671
                                                      Sale of services
                                                        & others                     37,879           0    6,254,355            0
                                                      Purchase of
                                                        finished products         4,328,392           0        6,266            0
                                                      Services received               2,422      (2,422)      46,683            0
                                                      Purchase of
                                                        property, plant
                                                        & equipment                       0           0        6,266            0
ENVASES ITALPRINT S.A.          0-E  Director
                                     in common        Purchase of raw
                                                        materials                     4,204           0      455,124            0
                                                      Services & others               1,635           0            0            0
                                                      Purchase of
                                                        packaging                     8,466           0            0            0
COCA - COLA
  DE CHILE S.A.          96714870-9  Shareholder
                                     related          Sale of advertise-
                                                        ment                      1,309,188           0      768,460            0
                                                      Other sales                    15,506           0            0            0
                                                      Purchase of concen-
                                                        trate                    10,197,226           0   17,625,733            0
                                                      Payment advertis-
                                                        ing participation         1,330,604  (1,330,604)   1,029,191   (1,029,191)
                                                      Water fountain rent           737,362           0            0            0
                                                      Others                      1,449,519           0            0            0
COCA - COLA DE
  ARGENTINA S.A.                0-E  Shareholder
                                     related          Purchase of concen-
                                                        trate                     6,967,411           0    4,844,119            0
                                                      Purchase of advertise-
                                                        ment                              0           0      166,612     (286,691)
CICAN S.A.                      0-E  Related Company  Purchase of finished
                                                        products                          0           0    2,011,237            0
KAIK PARTICIPACOES
  S/C LTDA.                     0-E  Related Company  Remittance for sale
                                                        of investment                     0           0   10,826,858   10,826,858
CERVEJARIAS KAISER S.A.         0-E  Subsidiary       Finished products           2,716,114           0    2,769,029            0
ENVASES DEL PACIFICO     89996200-1  Director in
                                     common           Purchase of labels             64,495           0       70,046            0
                                                      Purchase of raw materials     473,107           0            0            0
                                                      Services & others               4,098           0            0            0
                                                      Other sales                       389           0        7,722            0
RECOFARMA INDUSTRIAS
  DO AMAZONAS LTDA.             0-E  Subsidiary       Purchase of concentrate    16,004,212           0   14,227,201            0
ENVASES CMF              86881400-4  Subsidiary       Purchase of containers        189,352           0      328,069            0
                                                      Purchase of raw materials   4,623,415           0    4,318,600       27,822
                                                      Other sales                   978,795           0       79,071            0
                                                      Services rendered             224,541           0            0            0
CENTRALLI REFRIG-
  ERANTES S.A.                  0-E  Subsidiary       Purchase of finished
                                                        products                    998,189           0    2,769,029            0

NOTE 7 - INVENTORIES
--------------------

Inventories at each end of period were as follows:

--------------------------------------------------------------------------------------------------
                                       Provision                           Provision
                              2003       2003       Net 2003      2002       2002       Net 2002
                              ThCh$      ThCh$        ThCh$       ThCh$      ThCh$       ThCh$
------------------------   ----------  ----------  ----------  ----------  ----------  -----------
Finished products          10,250,006    (92,454)  10,157,552   7,617,172   (104,607)   7,512,565
Products in process            53,359          0       53,359      49,433          0       49,433
Raw materials              12,872,544     (6,703)  12,865,841   6,378,401    (68,614)   6,309,787
Raw materials in transit    8,097,046    (27,750)   8,069,296     198,757    (26,193)     172,564
                                                           0
                           ----------  ----------  ----------  ----------  ----------  -----------
Total                      31,272,955   (126,907)  31,146,048  14,243,763   (199,414)  14,044,349
--------------------------------------------------------------------------------------------------

NOTE 8 - INCOME TAXES AND DEFERRED INCOME TAXES
-----------------------------------------------

a)   General:

At June 30, 2003 the Parent company does not present any balance for Accumulated non-taxable profits. Financial profits amounting to ThCh$ 4,279,586 have been distributed on account of the taxable profits generated during the period 2003.

At June 30, 2002, non-taxable profits amounted to ThCh$40,572,186, Taxable profits amounted to ThCh$31,426,685 with 15% credit and ThCh$152,473 with no credit.

To compose the accounting deferred tax balance, short-term assets and liabilities should be netted off against long-term assets and liabilities.

b) Deferred taxes at each end of period were as follows:

                                                         -----------------------------------------------------
                                                                            June 30, 2003
                                                                            --------------
                                                                   Assets                   Liabilities
                                                                   ------                   -----------
                                                           Short Term    Long Term    Short Term    Long Term
                                                              ThCh$         ThCh$        ThCh$         ThCh$
                                                         -----------------------------------------------------
 Allowance for doubtful accounts                               308,204      354,868            0            0
 Vacation provision                                            114,056            0            0            0
 Amortization of intangibles                                         0            0            0            0
 Leased assets                                                  35,810            0            0       60,690
 Production expenses                                                 0            0            0            0
 Depreciation Property, plant & equipment                            0      741,596      125,305    4,241,511
 Severance Indemnities                                               0          772            0    1,369,379
 Provision for assets written-off                               83,874    1,575,228            0            0
 Provision labor and commercial lawsuits                             0      654,348            0            0
 Tax loss carry forwards                                             0   23,482,943            0            0
 Deposits in guarantee                                               0       87,710            0    2,479,170
 Judicial deposits                                                   0            0            0            0
 Others                                                         98,960      483,928       26,404      624,577
 Local bonds issuance expense                                        0            0            0      233,301
 Contingency provisions                                              0      413,263            0            0
 Social Contribution                                                 0    3,331,909            0            0
 Introduction of  2.5 lt. Format                               175,240            0            0            0
 Valuation of fixed assets                                           0            0            0            0
 Complimentary accounts-net of amortization                     46,263    4,353,232      173,944    4,741,154
 Valuation allowance                                                 0   24,960,720
 TOTAL                                                         769,881    1,812,613     (22,235)    4,267,474
                                                         -----------------------------------------------------


                                                          ------------------------------------------------------
                                                                              June 30, 2002
                                                                              -------------
                                                                    Assets                  Liabilities
                                                                    ------                  -----------
                                                             Short Term    Long Term     Short Term    Long Term
                                                                ThCh$         ThCh$          ThCh$        ThCh$
                                                          ------------------------------------------------------
 Allowance for doubtful accounts                                 343,213      777,036            0            0
 Vacation provision                                              125,394            0            0            0
 Amortization of intangibles                                           0            0        9,431            0
 Leased assets                                                    54,760       27,380        7,019       85,583
 Production expenses                                                   0            0            0    3,455,108
 Depreciation Property, plant & equipment                              0      762,729      297,725    4,025,400
 Severance Indeminities                                          253,564    2,372,363       98,403      670,447
 Provision for assets written-off                                      0      649,925            0            0
 Provision labor and commercial laswuits                               0      837,367            0            0
 Tax loss carry forwards                                               0    7,292,217            0            0
 Deposits in guarantee                                                 0            0            0    1,751,524
 Judicial deposits                                                     0            0            0            0
 Others                                                          149,460      242,866            0            0
 Local bonds issuance expense                                          0            0            0      267,626
 Contingency provisions                                                0      333,400            0            0
 Social Contribution                                                   0    3,098,909            0            0
 Introduction of  2.5 lt. Format                                       0            0            0            0
 Valuation of fixed assets                                             0            0                   489,438
 Complimentary accounts-net of amortization                      111,741    4,519,764            0    5,778,874
 Valuation allowance                                                        8,469,489
 TOTAL                                                           814,650    3,404,939      412,578    4,966,252
                                                          ------------------------------------------------------


c) Income taxes at each end of period were as follows:

Caption                                                                            June 30, 2003   June 30, 2002
                                                                                   -------------   -------------
Current tax expense (tax provision)                                                  (1,276,271)     (3,539,303)
Tax expense adjustment (prior period)                                                   (13,189)         14,285
Deferred Income tax                                                                     (85,818)        (35,111)
Tax benefit for tax loss                                                                      0         199,713
Amortization of deferred income tax asset and liability complementary accounts         (195,771)       (130,175)
Other charges or credits                                                               (180,410)       (368,304)
                                                                                      ---------       ---------
Totals                                                                               (1,751,459)     (3,858,895)


NOTE 9 - SHORT AND LONG-TERM LEASING AGREEMENTS AND LEASING ASSETS.

The Company had no leasing agreements.

NOTE 10 - OTHER CURRENT ASSETS

                                                                                         2003             2002
                                                                                         ----             ----
                                                                                         ThCh$            ThCh$
Materials and supplies of frequent use                                                2,554,588         2,209,274
Interest accrued long-term bond                                                         713,025           796,269
Advertising agreements                                                                  341,237           234,277
Issuance expense and difference bonds par value                                         258,453           253,288
REPOS Inversiones Comprometidas                                                      19,345,286         7,475,916
Others                                                                                  790,054           660,185
                                                                                     ----------         ---------
Total                                                                                24,002,643        11,629,209

In accordance with Circular 1501, this information has not been included since the balance represents less than 10% of Current Assets.

NOTE 11 -  PURCHASE / RESALE AGREEMENTS

        Dates                Counterparty        Currency  Subscription    Rate    Final     Identification       Market
        -----                ------------        --------     Value        ----    Value     --------------       Value
  Start     Finish                                            -----                -----                          -----
  -----     ------
 18-06-03  09-07-03  DEUSTSCHE BANK (CHILE) S.A.  PESOS      64.620.057   2,760%     64.724.095     ZERO        64.034.986
 18-06-03  09-07-03  DEUSTSCHE BANK (CHILE) S.A.  PESOS     206.234.226   2,760%    206.566.263     ZERO       204.366.976
 18-06-03  09-07-03  DEUSTSCHE BANK (CHILE) S.A.  PESOS   3.640.923.788   2,760%  3.646.785.675     ZERO     3.607.399.365
 18-06-03  09-07-03  DEUSTSCHE BANK (CHILE) S.A.  PESOS   2.062.342.263   2,760%  2.065.662.634     ZERO     2.043.669.760
 18-06-03  09-07-03  DEUSTSCHE BANK (CHILE) S.A.  PESOS   4.079.656.721   2,760%  4.086.224.968     ZERO     4.042.719.397
 18-06-03  09-07-03  DEUSTSCHE BANK (CHILE) S.A.  PESOS   5.971.371.669   2,760%  5.980.985.577     ZERO     5.921.086.773
 18-06-03  09-07-03  DEUSTSCHE BANK (CHILE) S.A.  PESOS   1.166.405.761   2,760%  1.168.283.674     ZERO     1.155.571.619
 18-06-03  09-07-03  DEUSTSCHE BANK (CHILE) S.A.  PESOS     149.863.538   2,760%    150.104.818     ZERO       148.506.669
 18-06-03  09-07-03  DEUSTSCHE BANK (CHILE) S.A.  PESOS   1.985.958.429   2,760%  1.989.155.822     ZERO     1.967.672.381

NOTE 12 - PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consisted principally of land, buildings, improvements and machinery. Machinery and equipment included production lines and supporting equipment; sugar processing and liquefaction equipment; transportation machinery; and computer equipment. The Company has purchased insurance to cover its fixed assets and inventories from likely losses. These assets are distributed as follows:

Chile    : Santiago, Renca, Rancagua, and San Antonio
Argentina: Buenos Aires, Mendoza, Cordoba, and Rosario
Brazil   : Rio de Janeiro, Niteroi, Vitoria, Espirito Santo, and Minas Gerais


a) Principal components of property, plant and equipment at each end of period are as follows:


                                                 Balances at June 30, 2003               Balances at June 30, 2002
                                                 -------------------------               -------------------------
                                              Total                         Net          Total                        Net
                                              ------                        ---          -----                        ---
                                             property,   Accumulated     property,     property,    Accumulated     property,
                                             plant &     Depreciation    plant &       plant &      Depreciation    plant &
                                             equipment   ------------    equipment     equipment    ------------    equipment
                                             ---------                   ----------    ----------                  ---------
                                               ThCh$        ThCh$          ThCh$         ThCh$         ThCh$         ThCh$
                                               -----        -----          -----         -----         -----         -----
Land                                         15,565,250             0    15,565,250    16,502,777             0    16,502,777
Buildings and improvements                  101,306,120   (34,910,162)   66,395,958   103,418,597   (32,169,858)   71,248,739
Machinery and equipment                     254,398,036  (169,617,156)   84,780,880   251,710,984  (154,748,044)   96,962,940
Other property, plant and equipment         181,391,342  (155,815,548)   25,575,794   183,936,001  (152,086,964)   31,849,037
Technical reappraisal of property, plant
& equipment                                   1,898,501      (546,783)    1,351,718     1,898,288      (537,204)    1,361,084
                                            -----------  -------------   ----------   -----------  -------------  -----------
Total                                       554,559,249  (360,889,649)  193,669,600   557,466,647  (339,542,070)  217,924,577
-----                                       -----------  -------------  -----------   -----------  -------------  -----------


b) Other property, plant and equipment at each end of period are as follows:

                                                     2003            2002
                                                     ----            ----
                                                     ThCh$           ThCh$
Furniture and tools                                27,769,624      26,586,832
Refrigerating equipment, promotional
equipment
   and other minor assets                          45,214,724      43,812,985
Containers                                        100,840,839      99,678,750
Others                                              7,566,155      13,857,434
                                                  -----------      ----------
Total other property, plant and equipment         181,391,342     183,936,001

c) Technical reappraisal of property, plant and equipment at each end of period was as follows:

                                Balances as of June 30, 2003                Balances as of June 30, 2002
                                                          Net                                        Net
                                                       property,                                   property,
                            Total      Accumulated     plant and        Total     Accumulated      plant and
                            Assets     Depreciation    equipment       Assets    Depreciation    equipment
                           -------     ------------    ---------       -------    ------------    ---------
                            ThCh$         ThCh$          ThCh$          ThCh$         ThCh$          ThCh$

Land                      1,268,929                    1,268,929      1,268,733             0      1,268,733
Buildings &
Constructions               177,488     (109,390)         68,098        175,919     (104,184)         71,735
Machinery & equipment       452,084     (437,393)         14,691        453,636     (433,020)         20,616
                          ---------     ---------      ---------      ---------     ---------      ---------
Total                     1,898,501     (546,783)      1,351,718      1,898,288     (537,204)      1,361,084

d) Depreciation for the period

     The depreciation for the period reflected in the Consolidated Statements of Cash Flow is recorded in full under operating income.

NOTE 13 - SALES TRANSACTIONS UNDER  LEASEBACK AGREEMENTS

The Company had no contracts of this type.


NOTE 14 -  INVESTMENTS IN RELATED COMPANIES

1. Investments in related companies and the corresponding direct shareholding in equity, as well as the recognition of unrealized income at end of period of the respective periods, are shown in the table attached.

     The companies Agromax S.A. and Centralli Refrigerante S.A., present negative equity.

2 No liabilities have been incurred as hedging instruments for investments abroad.

3 There is no income likely to be remitted by the subsidiaries abroad, except for the company Abisa Corp. S.A. (formerly The Sterling Pacific
     Corp), which income amounts to MUS$ 44.9.

4 Embotelladora Andina S.A., through its subsidiary RJR, has an indirect equity investment (11.32%) in Kaik Participacoes Ltda. (Kaik). The latter, in turn, had a 33.46% equity investment in Cervejarias Kaiser S.A., which on March 19, 2002 was sold for the amount of MUS$ 484.5 to MXS do Brasil S.A. This transaction led to recognizing a proportional gain of MUS$ 15.32 in RJR. From such transaction, RJR received MUS$ 15 as dividend, as a result of the payment in cash for said sale. A total of MUS$ 5.7 is pending, which has been guaranteed against shares of the Molson company. This last value was provisioned until May 2003, because some shares were guaranteed against existing contingencies of Cervejarias Kaiser S.A. During June 2003, said contingencies were resolved, releasing the guaranty, and thus recognizing the respective earning in RJR, net of taxes which amounted to US$3.22 million.

Investments in related companies and the related direct participation in equity and unrealized results at each end of period were as follows.

                                                                              Ownership interest    Equity of companies
                                                                              ------------------    -------------------
Identification                                       Investment    Number
      No.                                             control        of       June 30,  June 30,    June 30,     June 30,
                Company                   Country     currency     shares       2003      2002       2003         2002
                -------                   -------     --------     ------       ----      ----       ----         ----
                                                                                  %         %        ThCh$        ThCh$
86881400-4      ENVASES CMF                CHILE        PESOS        28000         50       50    33,552,108   29,383,108
0-E             CICAN S.A.                 ARGENTINA    DOLARES       3040       15.2     15.2     6,879,684   19,879,967
0-E             KAIK PARTICIPACOES LTDA.   BRASIL       DOLARES    1,6E+07    11.3197    11.31    22,126,876   32,587,507
96705990-0      ENVASES CENTRAL S.A.       CHILE        PESOS      1499398         48       48     3,105,904    2,742,775
TOTAL




Identification                                                Income (loss) for the period          Accrued Income
     No.                                                     ------------------------------   -----------------------------
                Company                    Country           June 30, 2003    June 30, 2002   June 30, 2003   June 30, 2002
                                                                 ThCh$            ThCh$           ThCh$           ThCh$
86881400-4      ENVASES CMF                CHILE              1,209,444         (360,226)         604,722      (180,113)
0-E             CICAN S.A.                 ARGENTINA            (82,849)         628,612          (12,593)       95,549
0-E             KAIK PARTICIPACOES LTDA.   BRASIL            19,771,823      108,439,231        2,238,111    12,264,477
96705990-0      ENVASES CENTRAL S.A.       CHILE                381,973         (373,760)         183,347      (179,405)
TOTAL




                                       Participation in net income       Unrealized Income           Book value of investment
Identification                         ---------------------------       -----------------           ------------------------
     No.                                        (loss)
            Company                   June 30, 2003  June 30, 2002  June 30, 2003  June 30, 2002  June 30, 2003  June 30, 2002
                                      -------------  -------------  -------------  -------------  -------------  -------------
                                           ThCh$         ThCh$          ThCh$           ThCh$          ThCh$         ThCh$
86881400-4  ENVASES CMF                  16,776,054    14,691,554    (1,328,855)    (1,375,365)     15,447,199     13,316,189
0-E         CICAN S.A.                    1,045,712     3,021,755             0              0       1,045,712      3,021,755
0-E         KAIK PARTICIPACOES LTDA.      2,504,696     3,686,778             0              0       2,504,696      3,686,778
96705990-0  ENVASES CENTRAL S.A.          1,490,834     1,316,532      (207,728)      (207,705)      1,283,106      1,108,826
TOTAL                                    21,817,296    22,716,619    (1,536,583)    (1,583,070)     20,280,713     21,133,548

NOTE 15 - INVESTMENTS IN OTHER COMPANIES

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of Other assets.

NOTE 16 - GOODWILL AND NEGATIVE GOODWILL

Goodwill at each end of period and the amortization during each period were as follows:


                                                                  June 30, 2003                  June 30, 2002
                                                        -------------------------------  --------------------------
Tax                                                     Amortization                     Amortization
registration                                             during the                       during the     Goodwill
No                  Company                                period      Goodwill balance     period        balance
--                  -------                                ------      ----------------     ------        -------
0-E          RIO DE JANEIRO REFRESCOS LTDA.
                                                          2,055,141       59,024,632      2,097,035      64,284,410
0-E          EMBOTELLADORA DEL ATLANTICO S.A.
                                                          1,831,371       46,756,957      1,865,455      51,358,089

93899000-K   VITAL S.A.                                          -         1,217,355             -        1,259,961
                                                         -----------     -----------      ---------     -----------
             TOTAL                                        3,886,512      106,998,944      3,962,490     116,902,460


NOTE 17 - INTANGIBLES

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of Other assets.

NOTE 18 - OTHER LONG TERM ASSETS

Other assets at each end of period were as follows:

                                                        June 30, 2003           June 30, 2002
                                                        -------------           -------------
                                                            ThCh$                  ThCh$
Prepaid expenses                                          1,951,035               2,304,734
Issuance expenses and par- value difference-bonds         3,877,110               4,326,980
Time deposit-Deutsche Bank AG.                           65,392,872              67,616,351
Deposit Credit Link CTC                                          -                       -
Deposit Credit Link Cemex                                 2,098,814                      -

Bonds :
     Endesa                                               4,793,501              18,339,559
     Compania de Telefonos de Chile                              -               15,988,209
     Enersis S.A.                                         7,715,784               7,896,957
     Banco Sudamericano                                   3,604,892               3,701,994
     Banco Santiago S.A.                                         -               10,323,121
     Banco Santander                                      9,936,311
     Petroleos Mexicanos                                 15,006,789               7,687,475
     Telefonos de Mexico S.A.                             3,626,476               3,745,681
     Cemex S.A.                                                  -                7,781,911
     Empresa Electrica Pehuenche S.A.                            -                7,320,287
     Compania Manufacturera de Papeles y Cartones S.A.    7,038,489               7,182,887
     Celulosa Arauco S.A.                                10,335,398              10,466,862
     Chilgener S.A.                                      17,649,640              17,763,750
     Bundes Bank                                                 -                       -
     Bono Soberano Chileno                                       -               11,832,338
     Bono Soberano Argentino                                     -                       -
Tax receivable                                               65,308                      -
Non operating fixed assets                                2,136,171                 732,804
DEPOSITOS JUDICIALES (BRASIL)                             2,387,831                 465,500
Others (1)                                                1,123,614                 874,066
Total                                                   158,740,035             206,351,466

(1) Additionally at June 30, 2002 Others includes guarantees receivable, amounting to ThCh$ 907,968 related to the contingent liability of the subsidiary RJR, which is presented in Other long-term liabilities. These guarantees were received by Andina, upon the purchase of the subsidiary from the former owners (CONFAB Group). Additionally, and as described in
     Note 36, Andina received additional guarantees to cover contingencies that originated prior to its purchase of RJR.

NOTE 19 - SHORT-TERM BANK LIABILITIES


Short term bank liabilities

                                                       Currency and indexation adjustment
                                                          Other foreign
                                       US Dollars           currencies        Non-readjustable Ch$         Total
                                       ----------           ----------        --------------------         -----
Tax        Bank or Financial      June 30,   June 30,  June 30,   June 30,     June 30,   June 30,  June 30,    June 30,
Reg. No.   Institution              2003       2002      2003       2002         2003      2002      2003         2002
           -----------            -------    -------    ------    -------     ---------   -------  ---------    --------

97015000-5 BANCO SANTANDER           0           0           0          0     9,124,638       0    9,124,638          0
0-E        BANCO ITAU                0           0      11,832          0             0       0       11,832          0
0-E        BANCO BRADESCO            0           0           0    735,713             0       0            0    735,713
97004000-5 BANCO CHILE               0       1,157           0          0             0       0            0      1,157
           TOTALES                   0       1,157      11,832    735,713     9,124,638       0    9,136,470     73,687
           Principal due                                11,832    727,201     9,080,820            9,092,652    727,201

           Average annual
           interest rate                                0.1915     0.1796                 0.037


Long-term bank liabilities

                                            Currency and indexation adjustment

            Bank or Financial                  US Dollars                  Other foreign currencies             Total
Tax           Institution              -----------------------------  ----------------------------  -----------------------------
Reg. No.       Long Term               June 30, 2003   June 30, 2002  June 30, 2003  June 30, 2002  June 30, 2003  June 30, 2002
--------       ---------               -------------   -------------  -------------  -------------  -------------  -------------
0-E          BANCO BOSTON                                                177,851                       177,851              0
0-E          BANCO BRADESCO                                              176,970        770,101        176,970        770,101
0-E          BANCO ITAU                                                  380,887        375,156        380,887        375,156
0-E          BANCO SANTANDER                       0             0       339,583                       339,583              0
0-E          BANCO SCHOLLE                    11,944        12,166                                      11,944         12,166
0-E          DEXIA BANK BELGIUM            3,224,957             0                                   3,224,957
0-E          ARTESIA BANKING CORP                  0     3,284,981                                                  3,284,981
0-E          BANCO BOSTON                                        0                        7,182                         7,182
             Others                                              0
             TOTALS                        3,236,901     3,297,147     1,075,291      1,152,439      4,312,192      4,449,586
             Principal due                55,933,814    56,970,540     1,075,291      1,077,409     57,009,105     58,047,949

Average annual interest rate                    6.51%         6.51%       15.52%        12.62%


Percentage Liabilities foreign currency        0.0013
Percentage Liabilities local currency         99.8700


NOTE 20 - OTHER CURRENT LIABILITIES

The Company has no balance in this item.

NOTE 21 - LONG-TERM BANK LIABILITIES

Long - term bank liabilities were as follows:

                                                                                                 Current end         Prior end
                                                              Years to maturity                   of period          of period
                                                              -----------------           ------------------------  -------------
                                                                                              Total                    Total
Tax        Bank or financial                          More than   More than  More than    long term at  Interest   long term at
Reg No.    institution                 Currency           1           2          3        end of period   rate     end of period
-------    -----------                 --------        -------     -------    -------     ------------- --------   -------------
0-E        BANCO BRADESCO           Other currencies   29,971                                   29,971    15.2%       210,422
0-E        BANCO ITAU               Other currencies               722,657                     722,657    15.6%     1,174,543
0-E        BANCO BOSTON             Other currencies                             435,085       435,085    15.6%       657,071
0-E        BANCO SANTANDER          Other currencies                           1,278,507     1,278,507    15.6%
0-E        DEXIA BANK BELGIUM       US Dollars                   55,929,600                 55,929,600    6.51%    56,970,540

TOTAL                                                  29,971    56,652,257    1,713,592    58,395,820             59,012,576


Percentage of liabilities in foreign currency: 100%
Percentage of liabilities in local currency: 0%

NOTE 22 - LONG-AND SHORT-TERM BONDS PAYABLE (PROMISSORY NOTES AND BONDS)

1    Risk classification of current bonds is as follows:

BONDS ISSUED IN THE US MARKET

A-   : Rating according to Fitch Ratings
BBB+ : Rating according to Standard & Poor's

BONDS ISSUED IN THE LOCAL MARKET

AA-  :   Rating according to Fitch Chile Clasificadora de Riesgo Limitada
AA   :   Rating according to Feller & Rate Clasificadora de Riesgo Limitada

2.    Bond repurchases.

As of June 30, 2002, Embotelladora Andina S.A., through its subsidiary, The Sterling Pacific Corp S.A. (now Abisa Corp S.A.) repurchased bonds issued in the US markets, issued by the Company, for an amount of MUS$14.55 (the accumulated amount as of the same date this year is US$313.9 million), which are presented as deductions to the long-term liabilities.
At June 30, 2003 the total repurchase amount was MUS$314, of a total of MUS$350.

3    Bonds issued by the subsidiary Rio de Janeiro Refrescos Ltda. (RJR).

The subsidiary RJR has liabilities corresponding to an issuance of bonds for MUS$75 maturing in December 2007 and semiannual interest payments. At June 30, 2003 and 2002, all such bonds are owned by the subsidiary ABISA Corp. (formerly, The Sterling Pacific Corp., S. A.). Consequently, the effects of such transactions have been eliminated from these consolidated financial statements, both in the balance sheet and in the consolidated statement of income.

Details of bonds payable are as follows:

Instrument subscription or
Identification number              Series     Nominal Value  Currency      Interest rate  Maturity date   Interest paid
---------------------              ------     -------------  --------      -------------  -------------   -------------

Current portion of long term
bonds
YANKEE BONDS                         A        32,076,000   US$ exch. Rate      7%           01/10/2007     Half yearly
YANKEE BONDS                         B         4,000,000   US$ exch. Rate      7.625%       01/10/2027     Half yearly
Register 254 SVS 13 June 2001        A         3,300,000         UF            6.200%       01/06/2008     Half yearly
Register 254 SVS 13 June 2001        B         3,700,000         UF            6.500%       01/06/2026     Half yearly
Total current maturities

Long-term portion of bonds
payable
YANKEE BONDS                         A        32,076,000   US$ exch. Rate      7%           01/10/2007     Half yearly
YANKEE BONDS                         B         4,000,000   US$ exch. Rate      7.625%       01/10/2027     Half yearly
Register 254 SVS 13 June 2001        A         3,300,000         UF            6.2%         01/06/2008     Half yearly
Register 254 SVS 13 June 2001        B         3,700,000         UF            6.5%         01/06/2026     Half yearly
Total long term



Instrument subscription or         Series    Amortization         Par Value            Placement in
Identification number                           Period         June 30, 2003   June 30, 2002  Chile or abroad
                                                ------         -------------   -------------  ---------------

Current portion of long term
bonds
YANKEE BONDS                         A        10 years             392,437        399,741       Foreign
YANKEE BONDS                         B        30 years              53,308         54,300       Foreign
Register 254 SVS 13 June 2001        A        Dec. 2003         12,410,978        284,276       Chile
Register 254 SVS 13 June 2001        B        Dec. 2009            334,549        333,917       Chile
Total current maturities                                        13,191,272      1,072,234

Long-term portion of bonds
payable
YANKEE BONDS                         A        10 years          22,424,973    22,842,338        Foreign
YANKEE BONDS                         B        30 years           2,796,480     2,848,527        Foreign
Register 254 SVS 13 June 2001        A        Dec. 2003         43,840,747    55,861,186        Chile
Register 254 SVS 13 June 2001        B        Dec. 2009         62,750,779    62,632,238        Chile
Total long term                                                131,812,979   144,184,289

NOTE 23 - PROVISIONS AND WRITE-OFFS

Provisions at each end of period were as follows:

                                                               Short Term                              Long Term
         Provisions                                     2003               2002                2003                2002
                                                        ----               ----                ----                ----
                                                        ThCh$              ThCh$               ThCh$               ThCh$
                                                        -----              -----               -----               -----
Accrued and undocumented liabilities                  10,216,304          7,748,113           5,642,610          5,279,204
Vacation provision                                     1,720,756          2,061,110                   0                  0
Staff severance indemnities                              167,439            366,412           2,251,005          2,301,037
Advertising                                              569,553          1,775,716                   0                  0
Bank tax (Brazil)                                                                             3,885,214          2,421,217
                   Total                              12,674,052         11,951,351          11,778,829         10,001,458


NOTE 24 - STAFF SEVERANCE INDEMNITIES

Movements in the provision for staff severance indemnities were as follows:

                                 June 30, 2003      June 30, 2002
                                 -------------      -------------
                                     ThCh$              ThCh$
Beginning balance                  2,592,276          2,678,467
Provision for the period             182,886            116,125
Payments                            (356,718)          (127,143)
Ending balance                     2,418,444          2,667,449

NOTE 25 - OTHER LONG-TERM LIABILITIES

In accordance with Circular 1501, no information was reported since this balance represents less than 10% of Long-term liabilities.

NOTE 26 - MINORITY INTEREST

                                              2003           2002
                                              ----           ----
Liabilities                                   ThCh$         ThCh$
Andina Inversiones  Societarias S.A.         51.785        48,464
                                             51.785        48,464


                                              2003           2002
                                              ----           ----
Statements of Income                          ThCh$         ThCh$

Andina Inversiones  Societarias S.A.         (1.661)       (1,048)
                                             (1.661)       (1,048)

NOTE 27 - CHANGES IN SHAREHOLDERS' EQUITY

a) Movements in shareholders' equity were as follows:


                                                            June 30, 2003
                                                            -------------
                                            Capital                                                     Net income
                            Paid-in       restatement       Other        Accumulated       Inetrim      (loss) for
                            capital        reserve        reserves        Earnings       Dividends      the period
                            -------        -------        --------        --------       ---------      ----------
Beginning balance         184,523,532              0     59,566,090     103,658,528     (11,644,791)     33,021,268
Distribution of
  prior-period income               0              0              0      21,376,477      11,644,791     (33,021,268)
Final dividend for the
  prior-period                      0              0              0      (3,831,784)              0               0
Capital increase with
 issuance of shares                 0              0              0               0               0               0
Capitalization reserves
 and/or earnings                    0              0              0               0               0               0
Accumulated deficit
  for the period                    0              0              0               0               0               0
Extraordinary dividend              0              0              0     (35,922,972)              0               0
Translation adjustment              0              0     (6,875,945)              0               0               0
Capital revalued                    0      2,029,759        655,227       1,574,157               0               0
Income for the period               0              0              0               0               0       7,467,607
Interim dividends                   0              0              0               0      (3,831,784)              0
Ending balance            184,523,532      2,029,759     53,345,372      86,854,406      (3,831,784)      7,467,607
Restated balance



                                                             June 30, 2003
                                                             -------------
                                            Capital                                                      Net income
                            Paid-in       restatement                    Accumulated       Inetrim       (loss) for
                            capital         reserve     Other reserves     Earnings       Dividends      the period
                            -------         -------     --------------     --------       ---------      ----------
Beginning balance         179,149,060               0     46,252,421     125,211,171     (11,587,314)    33,066,958
Distribution of
 prior-period income                0               0              0      21,479,644      11,587,314    (33,066,958)
Final dividend for the
  prior-period                      0               0              0     (46,141,062)              0              0
Capital increase with
 issuance of shares                 0               0              0               0      (3,831,784)             0
Capitalization
reserves and/or
earnings                            0               0              0               0               0              0
Accumulated deficit
 for the period                     0               0              0               0               0              0
Extraordinary dividend              0               0              0               0               0              0
Translation adjustment              0               0      7,916,337               0               0              0
Capital revalued                    0       1,074,894        277,515         649,440               0              0
Income for the period               0               0              0               0               0     20,693,153
Interim dividends                   0               0              0               0               0              0
Ending balance            179,149,060       1,074,894     54,446,273     101,199,193      (3,831,784)    20,693,153
Restated balance          185,419,277       1,112,515     56,351,893     104,741,165      (3,965,896)    21,417,413

b) Number of shares:

Series   Subscribed Shares    Paid-in shares     Shares with voting rights
------   -----------------    --------------     -------------------------

A          380,137,271          380,137,271            380,137,271
B          380,137,271          380,137,271            380,137,271

c) Capital:

Series   Subscribed capital   Paid-in capital
------   ------------------   ---------------
               ThCh$              ThCh$

A           92,261,766          92,261,766
B           92,261,766          92,261,766

d)  Other reserves

The balance in the Other reserves account has the following composition:

                                                                               2003         2002
                                                                               ThCh$        ThCh$
                                                                               -----        -----
Reserve for translation adjustments                                         52.413.763    55.420.391
Reserve for technical reappraisal of property, plant and equipment             158.623       162.321
Other reserves                                                                 772.986       769.181
                                                                           -----------    ----------
Total                                                                       53.345.372    56.351.893
                                                                           -----------    ----------

     The Reserve for cumulative translation adjustments was established in accordance with Technical Bulletin No. 64 issued by the Chilean Institute of Accountants and regulations specified under Circular 5,294 from the SVS.

The activity in the Reserve for cumulative translation adjustments was as follows:

                                         Balance as of                                 Release /
                                           January 1,      Foreign Exchange gains    transfer of   Balance as of
                                             2003       generated during the period    Reserve     June 30, 2003
                                             ----       ---------------------------    -------     -------------
Subsidiary                                               Investment      Liability
----------                                               ----------      ---------
                                            ThCh$           ThCh$          ThCh$        ThCh$          ThCh$

Rio de Janeiro Refrescos Ltda.              35.729.195      (4.301.567)      0            0         31.427.628
Embotelladora del Atlantico S. A.           16.124.612      (1.807.797)      0            0         14.316.815
Complejo Industrial Pet S. A.                7.435.901        (766.581)      0            0          6.669.320

Total                                       59.289.708      (6.875.945)      0            0         52.413.763

Dividends paid in 2003 were as follows:

                                                         Dividend Ch$ per     Dividend Ch$ per shares
Dividend No.   Payment month       Dividend type         shares Series A             Series B
------------   -------------       -------------         ---------------             --------
134               January             Interim                  4.80                     5.28
135               April               Final                    4.80                     5.28
136               May                 Final                   45.00                    49.50


Dividends paid in 2002 were as follows:

                                                         Dividend Ch$ per     Dividend Ch$ per shares
Dividend No.   Payment month       Dividend type         shares Series A             Series B
------------   -------------       -------------         ---------------             --------
129               January             Interim                  4.80                     5.28
130               April               Final                    4.80                     5.28


NOTE 28 - OTHER NON-OPERATING INCOME AND EXPENSES

                                                                              2003           2002
                                                                              ----           ----
                                                                              ThCh$          ThCh$
                                                                              -----          -----
Other non-operating income during each period was as follows

Gain on sale of plant, property and equipment                                 205,900        453,166
Translation of financial statements                                (1)       4,424,860              0
Others                                                                        122,285        129,148
                                                                              -------        -------

                              Total                                         4,753,045        582,314
                              -----                                         ---------        -------

Other non-operating expense during each period was as follows

Write-off non operating assets                                               (76,893)      (139,498)
Loss in sale of fixed assets                                                (155,867)      (216,432)
Obsolescence and write-off fixed assets                                            0     (1,821,020)
Severance payments                                                           (10,266)    (1,625,473)
Lawsuits                                                                    (198,214)    (2,150,187)
Translation of financial statements                               (1)               0    (5,760,695)
Liquidation of packaging business                                                   0              0
Non operating asset expenses                                                        0              0
Others                                                                    (1,494,734)    (1,184,034)
                                                                          -----------    -----------

                              Total                                       (1,935,974)   (12,897,339)
                              -----                                       -----------   ------------

(1) This refers to the effects of the translation of the financial statements corresponding to investment in foreign companies (translation of local currency to US dollars), in accordance with Technical Bulletin N(degree)64 issued by the Chilean Institute of Accountants, which are shown under Other non-operating income and expenses, as appropriate.

NOTE 29 - PRICE-LEVEL RESTATEMENT

The composition of price-level restatement for each period is as follows:

                                   Index  June 30, 2003  June 30, 2002
Assets -  (charges)/credits
Inventories                         IPC           37.482         55.990
Property, plant and equipment       IPC          803.636        483.569
Investments in related companies    IPC        2.156.867      1.183.238
PPM                                 IPC            2.174          1.442
Current assets                       UF            1.882              0
Current assets                      IPC              249              0
Other non-monetary assets            UF                0        199.541
Other non-monetary assets           IPC        2.055.273      1.624.616
Expense and cost accounts           IPC          625.257        515.488
Total (charges)/credits                        5.682.820      4.063.884

Liabilities - (charges)/credits
Shareholders' equity                IPC      (4.259.143)    (2.071.914)
Short-term liabilities               UF      (1.697.554)      (799.474)
Short-term liabilities              IPC        (672.059)      (195.987)
Long-term liabilities               IPC      (2.527.753)    (1.497.252)
Long-term liabilities                                  0              0
Income account                      IPC        (636.511)      (649.786)
Total (charges) credits                      (9.793.020)    (5.214.413)
Price-level restatement income               (4.110.200)    (1.150.529)
(loss)

NOTE 30 - FOREIGN EXCHANGE GAINS/LOSSES

                                                    Currency   June 30, 2003  June 30, 2002
                                                    --------   -------------  -------------
Assets - (charges)/credits
Cash                                                  US$          (368,955)      (231,340)
Time deposits                                         US$          (259,747)      3,145,472
Marketable securities                                 US$            233,990        669,852
Other receivables                                     US$             14,013      1,080,055
Inventories                                           US$             49,297         12,173
Other current assets                                  US$            187,633       (55,902)
Investments in other companies                        US$           (27,350)         34,458
Notes and accounts receivable from
  related companies                                   US$        (1,461,750)      1,425,452
Others                                                US$        (2,763,229)      7,757,187
Price level restatement income                        US$                  0          3,959
Total (charges)/credits                                          (4,396,098)     13,841,366
Liabilities - (charges) / credits
Bonds payable                                         US$           (34,029)       (85,036)
Accounts payable                                      US$              (985)       (51,219)
Provisions                                            US$             15,580        (6,980)
Other current liabilities                             US$             20,932       (14,923)
Bonds payable - long-term                             US$            988,292    (1,376,964)
Total (charges) credits                                              989,790    (1,535,122)
Price level restatement income (loss)                            (3,406,308)     12,306,244

NOTE 31 - EXTRAORDINARY ITEMS

There were no extraordinary items in 2003 or 2002.

NOTE 32 - SHARE AND DEBT SECURITY ISSUE AND PLACEMENT EXPENSES

Bond issue and placement expenses are presented in Other current assets and Other long-term assets, which are amortized on a straight-line basis over the period of the documents issued. Amortization is presented as financial expenses.

Bonds issued in the US market:
Issue expenses and rate differences have all been amortized, as a result of the repurchase of Bonds reported in note 22.

Bonds issued in the local market:
Issue expenses and rate differences amounted to ThCh$1,446,800.- Disbursements for risk rating reports, legal and financial advisory services, printing and placement fees are included as Issue expenses.

Amortization for the period amounted to ThCh$ 74,802, and to ThCh$ 77,049 in 2002.

NOTE 33 - CONSOLIDATED STATEMENT OF CASH FLOWS

Financing and investing activities not generating cash flows during each period, but which affect future cash flows, were as follows:

                                                 2003         Maturity          2002          Maturity
                                                 ----         --------          ----          --------
                                                 ThCh$          Date            ThCh$           Date
                                                                ----                            ----
Future Cash flows                                                  -                               -
Disbursements                                                      -                               -
Yankee Bonds Interests                          (891,490)       10-01-03        (908,082)       10-01-02
Dividend payments                             (3,831,784)       07-29-03      (3,965,896)       07-16-02
Dividend payments                                                            (33,049,135)       07-16-02
Dividend payments                                                            (10,740,968)       12-19-02
Additions to property, plant and equipment    (2,151,238)       08-29-03      (1,912,181)       08-29-02
Additions to property, plant and equipment       (50,350)       09-30-03         (50,186)       09-30-02
Local bond interests                            (619,363)       12-01-03        (618,193)       12-01-02

Total disbursements (1)                       (7,544,225)                    (51,244,641)

Receipts

Sales of property, plant and equipment             58,837       08-14-03           96,736       08-14-02

Total income                                       58,837                          96,736


Total net                                     (7,485,388)                    (51,147,905)

NOTE 34 - DERIVATIVE CONTRACTS

Derivative contracts at June 30, 2003 were as follows:

 PICK UP                                                                  Position
                                                                          Purchase
Derivative   Contract     Value     Maturity Period     Specific Item      Price        Hedged Item or transaction
----------   --------     -----     ---------------     -------------      -----        --------------------------
                                                                                       Concept            Amount
                                                                                       -------            ------
                          ThCh$

                                      III Quarter                                   Foreign Currency
FR           CCTE       2.569.042         2003        US$ Exchange Rate      P      Supplier                 2.569.042
                                      III Quarter                                   Foreign Currency
FR           CCTE       2.725.171         2003        US$ Exchange Rate      P      Supplier                 2.725.171
                                      III Quarter                                   Foreign Currency
FR           CCTE       3.023.237         2003        US$ Exchange Rate      P      Supplier                 3.023.237
                                                                                    Foreign Currency
FR           CCTE       2.503.855   IV Quarter 2003   US$ Exchange Rate      P      Supplier                 2.503.855
                                                                                    Foreign Currency
FR           CCTE       2.672.654   IV Quarter 2003   US$ Exchange Rate      P      Supplier                 2.672.654
                                                                                    Foreign Currency
FR           CCTE       2.679.687   IV Quarter 2003   US$ Exchange Rate      P      Supplier                 2.679.687
                                      III Quarter                                   Foreign Currency
SWAP         CCTE        731.560          2003        US$ Exchange Rate      P      Supplier                   731.560
                                      III Quarter                                   Foreign Currency
SWAP         CCTE        731.560          2003        US$ Exchange Rate      P      Supplier                   731.560
                                      III Quarter                                   Foreign Currency
SWAP         CCTE        731.560          2003        US$ Exchange Rate      P      Supplier                   731.560
                                                                                    Foreign Currency
SWAP         CCTE        731.560    IV Quarter 2003   US$ Exchange Rate      P      Supplier                   731.560
                                                                                    Foreign Currency
SWAP         CCTE        731.560    IV Quarter 2003   US$ Exchange Rate      P      Supplier                   731.560
                                                                                    Foreign Currency
SWAP         CCTE        731.560     I Quarter 2004   US$ Exchange Rate      P      Supplier                   731.560
SWAP         CCTE       5.120.920   IV Quarter 2003   US$ Exchange Rate      P      Investments              5.120.920
SWAP         CCTE       5.852.480   IV Quarter 2003   US$ Exchange Rate      P      Investments              5.852.480



               Hedged
             Item Value                   Assets/Liabilities                         Effect on Income
Derivative      ThCh$       Caption                               Amount         Realized      Unrealized
                                                                  ThCh$            ThCh$          ThCh$
                            Other assets and current
FR             2.648.247  liabilities                           2.684.247             0         79.205
                            Other assets and current
FR             2.809.190  liabilities                           2.809.190             0         84.019
                            Other assets and current
FR             3.116.446  liabilities                           3.116.446             0         93.209
                            Other assets and current
FR             2.604.354  liabilities                           2.604.354             0        100.499
                            Other assets and current
FR             2.779.928  liabilities                           2.779.928             0        100.274
                            Other assets and current
FR             2.787.146  liabilities                           2.787.146             0        107.459
                            Other assets and current
SWAP             731.560  liabilities                             771.480             0        (26.905)
                            Other assets and current
SWAP             731.560  liabilities                             771.069             0        (26.156)
                            Other assets and current
SWAP             731.560  liabilities                             771.069             0        (24.998)
                            Other assets and current
SWAP             731.560  liabilities                             770.967             0        (25.100)
                            Other assets and current
SWAP             731.560  liabilities                             770.761             0        (25.306)
                            Other assets and current
SWAP             731.560  liabilities                             770.556             0        (25.511)
                            Other assets and current
SWAP           5.120.920  liabilities                           5.403.851             0       (311.520)
                            Other assets and current
SWAP           5.852.480  liabilities                           6.180.804             0       (351.048)


                                                             FREE TRANSLATION

NOTE 35 - CONTINGENCIES AND RESTRICTIONS
----------------------------------------

a. Litigation and other legal actions:

Andina and its subsidiaries are not involved or are not likely to be involved in any material judicial or out-of-court litigation that could result in gains or losses. Current lawsuits are described below.

1) Embotelladora Andina S.A.

Andina has filed a tax lawsuit for assessments made by the Internal Revenue Service for the concept of VAT and non-allowable tax expenses, amounting to ThCh$ 57,905, plus restatements and interest. The Tax Court issued a favorable judgement for a partial amount of ThCh$ 23,609, plus restatement and interest. The Company presented an appeal to Court of Appeal in San Miguel on July 3, 2001.

2) Complejo Industrial Pet S.A. is subject to labor and civil lawsuits for a maximum loss of ThUS$ 97.

3) Embotelladora del Atlantico S.A. is subject to labor lawsuits and other related matters for a maximum loss of ThUS$ 8,831.

4) RJR is subject to labor, civil, and fiscal tax lawsuits for a maximum loss of ThUS$ 4,418.

5)   Provisions

Andina and its subsidiaries have recorded the necessary provisions for the likely losses arising from current and potential labor, trade or other lawsuits.

b.  Restrictions

The bond issue and placement in the US market for US$350 million is not subject to covenants or financial ratios and limit restrictions.

     The bond issue and placement in the Chilean market for UF 7,000,000 is subject to the following restrictions:

     Leverage ratio, defined as the Total debt/shareholders' equity + minority interest ratio should be less than 1.20 times.

     Consolidated assets are to be free of any pledge, mortgage or other encumbrance for an amount equal to at least 1.30 times Current consolidated liabilities not guaranteed by the investee.

     Andina must retain and, in no way, sell, assign or dispose of to a third party the geographical zone denominated "Region Metropolitana", as a franchised territory in Chile of The Coca-Cola Company for the preparation, production, sale and distribution of the products and brands in accordance with the respective Bottling contract or license, renewable from time to time.

     Andina must retain and, in no way, sell, assign or dispose of to a third party any other territory in Argentina or Brazil which is currently franchised to Andina by The Coca-Cola Company for the preparation, production, sale, and distribution of the products and brands of The Coca-Cola Company as long as the referred territory represents more than forty percent of the Company's Consolidated Operating Cash Flows.


                                                             FREE TRANSLATION

     The following table contains direct guarantees:
----------------------------------------------------------------------------------------------------------------
                          Debtor                                               Balance pending as of
                                                                             closing date of financial
     Creditor       Name/Relationship  Type of guaranty   Assets involved           Statements
----------------------------------------------------------------------------------------------------------------


ILLUSTRE MUNICIPALIDAD                                 Type Accounting value  June 30, 2003       June 30, 2003
DE RENCA
                                      Warrant voucher  -                   0                      0



     Creditor                                     Release of Guaranty

ILLUSTRE MUNICIPALIDAD     June 30, 2004/Assets/June 30,2005/Assets/June 30, 2006/Assets
DE RENCA                      140.002                      0                    0


                                                             FREE TRANSLATION

NOTE 36 - GUARANTEES FROM THIRD PARTIES

Guarantees from third parties at June 30, 2003 were as follows:

       Guarantor             Relationship    Type of     Amount of       Currency                 Transaction
                                with        Guaranty      Guaranty
                             Company &
                             Subsidiary
==================================================================================================================

Loss, Juan Nelson                -         Mortgage        250,000  Argentine Pesos        Credit to distributor
Bachiecca, Ruben                 -         Mortgage         62,000  Argentine Pesos        Credit to distributor
Lopez, Nicanor                   -         Mortgage         63,000  Argentine Pesos        Credit to distributor
Ismael Hermanos                  -         Mortgage         49,000  Argentine Pesos        Credit to distributor
Tello, Mary Olga                 -         Mortgage         18,000  Argentine Pesos        Credit to distributor
Tahan, Julio e Hijos             -         Mortgage         25,000  Argentine Pesos        Credit to distributor
Cruz del Eje Refrescos           -         Mortgage         50,000  Argentine Pesos        Credit to distributor
Dean Funes Refrescos             -         Mortgage         60,000  Argentine Pesos        Credit to distributor
Lopez, Hnos                      -         Mortgage         60,000  Argentine Pesos        Credit to distributor
Pardo, Angel                     -         Mortgage         39,000  Argentine Pesos        Credit to distributor
Casa, Elio                       -         Mortgage        120,000  Argentine Pesos        Credit to distributor
Romagnoli, Daniel                -         Mortgage         50,000  Argentine Pesos        Credit to distributor
Restaurantes Prima Pasta
S.A.                             -          Policy             330       U.F.               Advertising Contract
Gasin S.A.                       -          Policy             746       U.F.               Advertising Contract
Slappers Chile S.A.              -          Policy             624       U.F.               Advertising Contract
Inmobiliaria Patricio
Cornejo S.A.                     -          Policy           3,600       U.F.               Advertising Contract
Tavelli S.A                      -          Policy             750       U.F.               Advertising Contract
Inmobiliaria Brutus Limitada     -          Policy             875       U.F.               Advertising Contract
Soc. Administradora Plaza
Cent.                            -          Policy           3,076       U.F.               Advertising Contract
Soc. de Restaurantes Tuesday     -          Policy           1,000       U.F.               Advertising Contract
Destur S.A.                      -          Policy          60,000        US$               Advertising Contract
Ristorante Le Due Torri          -          Policy             736       U.F.               Advertising Contract
Restaurantes Americanos          -          Policy           1,246       U.F.               Advertising Contract
Inversiones La Piccola
Italiana                         -          Policy           1,000       U.F.               Advertising Contract
Rap Siete S.A.                   -          Policy             600       U.F.               Advertising Contract
Rap Veintidos S.A.               -          Policy             600       U.F.               Advertising Contract
Rap Veintitres S.A.              -          Policy             600       U.F.               Advertising Contract
Las Urracas S. A.                -          Policy             606       U.F.               Advertising Contract
Mateos S.A.                      -          Policy           2,743       U.F.               Advertising Contract
Tuesday Limitada                 -          Policy          30,000       U.F.               Advertising Contract
Santa Marina S.A.                -          Policy           1,787       U.F.               Advertising Contract
C.CH. De la Construccion         -          Policy             912       U.F.               Advertising Contract
                                                                                         Purchase of Rio de Janeiro
CONFAB                           -         Mortgage     30,000,000        US$                 Refrescos Ltda.
                                          Letter of                                        Purchase of Nitvitgov
Russel W. Coffin                 -          credit      29,332,000        US$                Refrigerantes S.A.
                                          Mortgage /
Distribuidores de Area           -          Pledge       2,035,000        US$              Credit to distributor
Transportistas                   -          Pledge         195,000        US$                  Sale of trucks

                                        40
                                                             FREE TRANSLATION

NOTE 37 - LOCAL AND FOREIGN CURRENCY

a. Assets at each end of period were composed of local and foreign currencies as follows:

---------------------------------------------------------------------------------------
                                                                 Amount      Amount
                                               Currency         June 30,    June 30,
                                                                  2003        2002
Current assets                                                    ThCh$       ThCh$
---------------------------------------------------------------------------------------

Cash                                           Non-indexed Ch$   2,077,623   2,605,906
-                                              US$                 342,890     251,538
-                                              AR$                 708,046     724,060
-                                              R$                1,849,475     858,190
Time deposits                                  US$               4,897,313           0
-                                              AR$                     177         171
-                                              R$                8,497,999  10,909,860
Marketeable securities                         Indexed Ch$       2,220,000           0
-                                              Non-indexed Ch$           0   7,785,463
-                                              US$              26,303,135  30,344,705
-                                              R$                   15,475           0
Trade accounts receivable                      Non-indexed Ch$   9,959,228   8,901,711
-                                              US$               1,341,938     304,915
-                                              AR$               1,076,439   1,252,794
-                                              R$                6,663,819   5,876,297
Notes receivable                               Non-indexed Ch$   5,409,134   4,657,790
-                                              AR$                 113,661      63,020
-                                              R$                1,341,639   1,617,769
Other receivables                              Non-indexed Ch$   1,992,379   2,840,564
-                                              US$                 201,925   1,083,165
-                                              AR$                 490,411     373,031
-                                              R$                1,914,302   7,849,468
Notes and accounts receivable from related
companies                                      US$                       0      11,267
-                                              R$                    6,239      12,788
Inventories                                    Indexed Ch$      11,442,502   2,801,043
-                                              Non-indexed Ch$           0   1,902,014
-                                              US$               6,144,593   2,145,059
-                                              AR$               4,105,733   2,548,655
-                                              R$                9,453,220   4,647,578
Recoverable taxes                              Indexed Ch$         468,171      79,615
-                                              Non-indexed Ch$       2,533     505,413
-                                              AR$               2,598,559     896,879
-                                              R$                2,393,622     707,173
Prepaid expenses                               Indexed Ch$          51,091      27,312
-                                              Non-indexed Ch$   1,574,432     954,130
-                                              US$                 186,645           0
-                                              AR$                 222,141     214,951
-                                              R$                  796,869     930,131
Deferred taxes                                 Non-indexed Ch$     657,801     387,425
-                                              AR$                 134,315      14,647
Other current assets                           Indexed Ch$         661,558           0
-                                              Non-indexed Ch$  20,397,354   9,880,760
-                                              US$               1,469,324     796,310
-                                              AR$                 953,980     554,616
-                                              R$                  520,427     397,523
Property plant and equipment
-                                              Indexed Ch$      62,672,416  64,744,996
-                                              US$             130,997,184 153,179,581
Other assets
Investments in related companies               Indexed Ch$      16,730,305  13,285,605
-                                              US$               3,550,408   7,847,943
Investments in other companies                 US$                 717,391     730,742
Goodwill                                       Indexed Ch$       1,217,355   1,259,961
-                                              US$             105,781,589 115,642,499
Long term receivables                          AR$                   3,232     454,674
-                                              R$                      214      59,060
Notes and accounts receivable from related
companies                                      Indexed Ch$          69,999      38,071
-                                              R$                   65,238      67,097
Intangibles                                    US$               3,369,873   3,432,592
Amortization                                   US$             (2,923,913) (2,660,796)
Others                                         Non-indexed Ch$   5,366,874   6,631,714
-                                              US$             148,316,789 197,444,092
-                                              AR$               1,026,506   1,500,311
-                                              R$                4,029,866     775,349
Total Assets
                                               Non-indexed Ch$  47,437,358  47,052,889
                                               US$             430,697,084 510,553,612
                                               AR$              11,433,200   8,597,809
                                               R$               37,548,404  34,708,283
                                               Indexed Ch$      95,533,397  82,236,603
---------------------------------------------------------------------------------------


                                                             FREE TRANSLATION

b. Current liabilities at end of period were composed of local and foreign currencies as follows:


                                                   -----------------------------------------------------------
                                                                                Up to 90 days
                                                   -----------------------------------------------------------
                                                                June 30, 2003                June 30, 2002
                               Currency                               yearly average  Amount ThCh$      yearly
                                                   Amount ThCh$     interest rates                     average
                                                                                                      interest
                                                                                                         rates
                                                   -----------------------------------------------------------

Short term bank liabilities    Non-Indexed Ch$       9,124,638          3,84%              0
-                              US$                           0              0          1.157
-                              R$                       11,832         19,15%        735.713
Long term bank liabilities     US$                   3,224,958          6.51%      3.284.981
-                              R$                            0                             0
Bonds payable                  Indexed Ch$                   0                             0
-                              US$                           0                             0
Didvidends payable             Indexed Ch$                   0                    47.885.114
-                              Non-Indexed Ch$       3,985,190                             0
Accounts payable               Indexed Ch$             279,960                       588.484
-                              Non-Indexed Ch$       7,386,576                     7.859.174
-                              US$                   3,526,284                        53.818
-                              AR$                   3,427,789                     3.148.562
-                              R$                    6,100,941                     5.422.421
-                              Other currency          458,815                             0
Other creditors                Non-Indexed Ch$               0                           168
-                              AR$                      65,036                       109.135
-                              R$                    2,945,115                     1,712.107
Notes and accounts
payable related companies      Non-Indexed Ch$       3,590,771                     2,045,070
-                              US$                       6,575                       684,130
-                              AR$                     102,995                        66,130
-                              R$                            0
Provisions                     Indexed Ch$                   0                           565
-                              Non-Indexed Ch$       6,732,206                     6,865,325
-                              US$                           0                       186,828
-                              AR$                       4,806                        75,155
-                              R$                            0                             0
-                              Other currency           87,525                             0
Withholdings                   Non-Indexed Ch$       2,318,615                     2,298,358
-                              AR$                   1,514,055                       682,236
-                              R$                            0                             0
-                              Other currency           37,019                             0
Income taxes                   Non-Indexed Ch$         593,313                             0
-                              Other currency        1,168,529                             0
Provision for income taxes     Non-Indexed Ch$               0                             0
-                              AR$                           0                             0
Unearned income                Non-Indexed Ch$         148,944                       178,178
Total Current Liabilities
                               Non-Indexed Ch$      33,880,253                    19,246,273
                               US$                   6,757,817                     4,210,914
                               R$                    9,057,888                     7,870,241
                               Indexed Ch$             279,960                    48,474,163
                               AR$                   5,114,681                     4,081,218
                               Other currency        1,751,888                             0



------------------------------------------------------------------
                           90 days to 1 year
------------------------------------------------------------------
                 June 30, 2003                 June 30, 2002
                 yearly average                early average
  Amount ThCh$   interest rates  Amount ThCh$  interest rates
------------------------------------------------------------------

          0                            0
          0                            0
          0                            0
     11,944                       12,166
  1,075,290         14,53%     1,152,439
 12,745,527          7,07%       454,041
    445,745                      618,193
          0                            0
          0                            0
          0                            0
          0                            0
    389,983                            0
          0                            0
          0                            0
          0                            0
          0                            0
     56,154                            0
          0                            0

          0                            0
          0                    1,847,360
          0                      215,929
    317,302                            0
          0                      648,050
  3,648,687                            0
          0                    1,424,264
          0                      106,269
  2,132,952                    2,644,895
     67,876                            0
          0                            0
          0                            0
  1,678,398                    1,833,049
          0                            0
  1,437,220                            0
          0                            0
          0                    1,092,107
          0                      632,111
          0                            0

  5,085,907                    1,092,107
    847,672                    3,901,983
  5,203,942                    5,630,383
 12,745,527                    1,102,091
     56,154                      954,309
     67,876                            0
------------------------------------------------------------------



                                                             FREE TRANSLATION

c. Long term liabilities as of June 30, 2003 were as follows:



                       ----------------------------------------------------------------------------------------------------
                       Currency           1 to 3 years         3 to 5 years         5 to 10 years     more than 10 years
                                       Amount      yearly              yearly               early                early
                                        ThCh$     average    Amount   average     Amount   average     Amount   average
                                                 interest     ThCh$   interest     ThCh$   interest     ThCh$   interest
                                                  rates                rates                rates                rates
---------------------------------------------------------------------------------------------------------------------------

Bank Liabilities       US$                     0            55,929,600     6,51%          0                    0
-                      R$                752,629     14.35%  1,713,591    14,53%          0                    0
Bonds payable          UF             21,453,983            22,386,764     6,20% 14,764,889     6.20% 47,985,890     6.50%
-                      US$                     0            22,424,973     7,00%  2,796,480                    0
Other creditors        R$                 25,368                     0                    0                    0

Provisions             UF                      0                     0                    0            2,384,430
-                      Non-Indexed Ch$    12,214                     0                    0                5,293
-                      US$             1,747,800                     0                    0                    0
-                      AR$               544,641                     0                    0                    0
-                      R$              7,084,451                     0                    0                    0
Differed taxes         Non-Indexed Ch$   712,017                     0                    0            1,365,690
-                      AR$                     0                     0              377,154                    0
Other Liabilities      Non-Indexed Ch$         0                     0            4,986,527                    0
-                      AR$                     0               149,810            1,559,062                    0
                       R$                195,945                     0                    0                    0
 Total Long term
liabilities            US$             1,747,800            78,354,573            2,796,480                    0
                       R$              8,058,393             1,713,591                    0                    0
                       UF             21,453,983            22,386,764           14,764,889           50,370,320
                       Non-Indexed Ch$   724,231                     0            4,986,527            1,370,983
                       AR$               544,641               149,810            1,936,216                    0
---------------------------------------------------------------------------------------------------------------------------


d. Long term liabilities as of June 30, 2002 were as follows:



                      -----------------------------------------------------------------------------------------------------
                      Currency           1 to 3 years          3 to 5 years         5 to 10 years     more than 10 years
                                                 early                 yearly              yearly               early
                                       Amount   average               average             average    Amount    average
                                        ThCh$  interest    Amount    interest   Amount    interest    ThCh$    interest
                                                 rates      ThCh$      rates     ThCh$      rates               rates
----------------------------------------------------------------------------------------------------------------------------

Bank liabilities      US$                      0           56,970,540    6.51%           0                     0
-                     R$                 210,422    12.65%  1,831,614   12.97%           0                     0
Bonds payable         UF$             55,861,187     6.20%          0       0   62,632,238      6.50%          0
-                     US$                      0                    0           22,842,337      7.00%  2,848,527     7.75%
Other creditors       R$                  61,862                    0                    0                     0
Provisions            UF                       0                    0                    0             2,280,666
-                     Non-Indexed Ch$     20,371                    0                    0                     0
-                     US$              3,204,593                    0                    0                     0
-                     AR$                276,045                    0                    0                     0
-                     R$               4,219,783                    0                    0                     0
Differed taxes        Non-Indexed Ch$    151,846                    0                    0             1,409,467
Other liabilities     Non-Indexed Ch$          0                    0            5,245,835                     0
-                     AR$                      0              112,441            1,083,766                     0
-                     R$                       0              227,144                    0                     0
 Total long term                                                                22,842,337
liabilities           US$              3,204,593           56,970,540                                  2,848,527
                      R$               4,492,067            2,058,758                    0                     0
                      UF$             55,861,187                    0           62,632,238                     0
                      UF                       0                    0                    0             2,280,666
                      Non-Indexed Ch$    172,217                    0            5,245,835             1,409,467
                      AR$                276,045              112,441            1,083,766                     0
---------------------------------------------------------------------------------------------------------------------------


                                                             FREE TRANSLATION

NOTE 38 - PENALTIES
-------------------

The Company is not subject to any penalties of any kind from the SVS or any other administrative authority.

NOTE 39 - POST-BALANCE SHEET EVENTS
-----------------------------------

On July 29, 2003, interim dividend N(degree) 137 was distributed, on account of the fiscal year 2003, as follows:

    a) $4.80 (four pesos and eighty centavos) per Series A share; and
    b) $5.28 (five pesos and twenty-eight centavos) per Series B share.

No other significant events have occurred between June 30, 2003 and the issuance date of these financial statements that might affect the Company's assets, liabilities and/or results.

NOTE 40 - COMPANIES SUBJECT TO SPECIAL REGULATIONS
--------------------------------------------------

Andina and its subsidiaries are not subject to special regulations.

NOTE 41 - ENVIRONMENTAL ISSUES
------------------------------

Andina and its subsidiaries have disbursed the amount of ThCh$ 14,096 for improvements to industrial processes, industrial waste flow measurement equipment, laboratory analysis, environmental impact consulting and other studies. Future commitments, principally short-term, for the same types of expenditures amount to ThCh$ 110,324.

                                 45
                                                             FREE TRANSLATION

MATERIAL EVENTS

The following material events were recorded for the period March-June 2003:

1.       Regular Shareholders Meeting  2003

The following was agreed upon at the Meeting which took place on April 15, 2003:

A Payment of the following amounts as Final Dividend N(degree) 135 charged to Fiscal Year 2002:

    Ch$4.80 (four pesos and 80/100) per Series A share; and Ch$5.28 (five pesos and 28/100) per Series B share.

    These dividends were paid beginning April 30, 2003. The Shareholders Registry closed for payment of this dividend on April 24, 2003.

B Distribution of an additional dividend out of the retained earnings fund in the amount as follows:

    Ch$45.00 (forty five pesos and 00/100) per Series A share; and Ch$49.50 (forty nine pesos and 50/100) per Series B share.

    These dividends were paid beginning May 15, 2003. The Shareholders Registry closed for payment of this dividend on May 9, 2003.

C During an Extraordinary Board Meeting which took place immediately after the Shareholders' Meeting, Mr. Jose Antonio Garces (senior) and Alberto Hurtado were appointed as Chairman and Vice Chairman of the Board, respectively.

2.       Interim Dividend N(degree) 137

    As approved at the Regular Shareholders Meeting on April 15, 2003, the following amounts will be distributed as Interim Dividend
    N(degree) 137:

    Ch$4.80 (four pesos and 80/100) per Series A share; and Ch$5.28 (five pesos and 28/100) per Series B share.

    These dividends will be paid against the Fiscal Year 2003, beginning July 29, 2003. The Shareholders Registry will close for payment of this dividend on July 23, 2003.

                                 46
                                                             FREE TRANSLATION

I.  Analysis of Results
-----------------------

Analysis of the Consolidated Financial Statements as of June 30, 2003
---------------------------------------------------------------------

Highlights
----------

     o Consolidated volume grew 3% during the quarter, totaling 72.9 million unit cases. Argentina increased volumes by 30% during the quarter (from 12.5 million to 16.2 million unit cases).

     o Due to the Company's vast experience in the development of returnable formats we have achieved a successful strengthening of this format in the total mix of Argentina and Brazil.

     o The Company continued generating solid consolidated Operating Cash Flow (EBITDA) which amounted to US$ 49 million for the first six months of 2003.

     o Although Chile and Argentina remained with a stable EBITDA, mainly the lower contributions from Brazil explain the 13% decrease in Operating Cash Flow for the Second Quarter of this year.

     o During the second quarter of this year and due to our operations' solid liquidity, we distributed dividends amounting to US$51.4 million.

Comments from our Chief Executive Officer, Mr. Jaime Garcia R.
--------------------------------------------------------------

"The main economic indicators in the three countries in which we operate have shown a more stable evolution. The decrease in consolidated operating results is mainly explained by lower results from our Brazilian operations. Although the macroeconomic environment had negative impact over our Brazilian operation, we believe there is a changing trend because of the recovery of indices. The Brazilian operations have already had sequential improvements during these first six months and we believe that they will continue improving during the next half of the year."

CONSOLIDATED SUMMARY
--------------------

First Six Months 2003 vs. First Six Months 2002
-----------------------------------------------

Company sales volume grew 3% during the first semester of the year. This increase was lead by a 2% growth in Chile and 18% growth in Argentina which partially offset the 4% descent of Brazil which can be explained by the price increases due to inflation and steep devaluation of the Real compared to previous period.

Although in recent months we have seen a more stable environment for currencies in the region, the three countries in which we operate continue facing significant devaluations compared to last year. Thus, during the first half we experienced an average year-over-year devaluation of 9% in Chile, 33% in Brazil and 12% in Argentina. These continued affecting our dollar-denominated costs, which we have successfully handled through pricing strategies, changes in the costs structure and improved efficiencies in fixed costs.

Operating Income amounted to US$21.3 million compared to the US$25.9 million last year, representing an Operating Margin of 7.7% and principally explained by lower results achieved by our Brazilian operation.

Consolidated EBITDA amounted to US$49 million, with an EBITDA Margin of 17.7%.

Second Quarter 2003 vs. Second Quarter 2002
-------------------------------------------

Consolidated volume grew 3% during the second quarter, amounting to 72.9 million unit cases, while net sales increased 2%.

                                                             FREE TRANSLATION
                                47

On the other hand, Operating Income for the quarter amounted to US$7.0 million representing a decrease of 29%, principally explained by lower results in Brazil and Argentina. Likewise, operating margin for the quarter was 5.4% compared to 7.8% the previous year.

EBITDA amounted to US$21.0 million, decreasing 13% and representing 16.1% of the Net Sales.

Chilean Operations

First Six Months 2003 vs. First Six Months 2002
-----------------------------------------------

We have seen recovery levels in terms of economic environment. Consumption indicators (Retailers and Supermarket Sales) are showing a positive trend. This along with the Company's activities in the market have resulted in a growth in Sales Volume of 2% for the period.

This growth has been achieved thanks to activities realized in the market including the launch of new formats like the 2.5 liter returnable Pet bottle (introduced towards the end of the fourth quarter of 2002) and Coca-Cola "Express" a 237 cc. returnable format introduced during the first quarter of 2003 (extending this format also to other flavors); and finally the recent launch of the 250 cc. can in all flavors. This format was focused primarily on Mom & Pops, Supermarket Channel and Educational Channel, so as to access better consumption opportunities.

Despite the 9% average devaluation when compared to last year and a higher depreciation charge of bottles associated with the introduction of the 2.5 liter returnable format, Operating Income remained stable thanks to increased operating efficiencies that enabled a slight improvement in EBITDA, achieving an increase of 20 basis points in EBITDA Margin.

Second Quarter 2003 vs. Second Quarter 2002

During the second quarter overall Volume increased 6%, with an equal increase in soft drink volume, which is slightly higher than the growth experienced by the industry during the same period. Net Sales increased by 2% due to the promotional strategy of encouraging the consumption of new returnable formats.

This growth was driven by our activities in the market and by more stable weather conditions during the months of April and June compared to the same period last year.

Operating Income for the second quarter remained stable at US$10 million, with a decrease in Operating Margin, mainly explained the higher depreciation charges for bottles, which was partially offset by efficient savings obtained in the costs of raw material as well as labor costs.

EBITDA reached US$14.7 million, with an EBITDA Margin of 24.8%.

Brazilian Operations
--------------------

First Six Months 2003 vs. First Six Months 2002
-----------------------------------------------

Macroeconomic indicators were not favorable. Inflation for the last 12 months (June-June) amounted to 14.2%. Average devaluation of local currency amounted to 33% with a negative effect upon translation of results.

Sales Volume for the semester reached 66.0 million unit cases compared to the
68.4 million during the same period of 2002. Although there was a 4% decrease, nominal middle income in local currency increased in local currency 15%, as a consequence of higher prices.

                                                             FREE TRANSLATION

Operating Income for the semester was a loss of US$1.7 million verses earnings of US$3.7 million last year and which can be principally explained by the negative impact of the Brazilian Real over dollar denominated costs and upon conversion of figures. Nevertheless, we saw an improvement quarter-over-quarter.

Likewise, EBITDA Margin was 9.4% compared to 12.2% during the same period of last year.

Second Quarter 2003 vs. Second Quarter 2002
-------------------------------------------

Volume sold in Brazil amounted to 30.0 million unit case during the second quarter, representing a decrease of 9% (made up of a 10% decrease in soft drinks and an important increase in beer of 35%). However, in local currency Net Sales increased by 10% because we were able to increase nominal prices by 17%.

Towards the end of this period we introduced the 1.25 liter glass returnable format for Mom & Pops. This format is focused on offering an extended selection to the price sensitive consumer.

The Real devaluated an average 20% year-over-year, exerting pressure on dollar-denominated costs and on consolidated results (conversion of figures). Despite higher average prices, Operating Income amounted to US$0.4 million compared to US$2.6 million for the second quarter of 2002.

Finally, EBITDA amounted to US$5.7 million, representing a 12.2% EBITDA Margin, 66% of this EBITDA figure corresponds to the second quarter of 2003, and therefore, denotes an improvement quarter-over-quarter.

Argentine Operations

First Six Months 2003 vs. First Six Months 2002
-----------------------------------------------

During the last twelve months (June 2002 to June 2003) Argentina registered a 10.2% inflation. Similarly, the exchange rate devaluated 12% on average when compared to the same period of 2002.

Net Sales increased by 16% compared to the first semester of the previous year. This increase is explained by an 18% growth in Sales Volume. Nominal middle income increased 25%, as a result of higher prices.

We have successfully continued with our strategy of encouraging returnable formats to improve price competitiveness, which translated into a mix increase of this type of format from 28% to 42%.

Despite the devaluation, Operating Income improved by US$1.0 million mainly due to higher prices and a less dollar-related cost structure. Likewise, EBITDA Margin was 14.7%.

Second Quarter 2003 vs. Second Quarter 2002
-------------------------------------------

There was an important increase in volumes during the Second Quarter of 2003, form 12.5 million unit cases to 16.2 million unit cases representing an improvement of 30%.

Due to excellent market execution, returnable formats are still growing within the mix representing a 43% of the total compared to 35% last year. It is important to mention that the average nominal price in local currency increased by 11%.

Despite the US$0.9 million increase achieved by the beverage operations, the decrease in the Packaging Division (CIPET) lead to an operating loss of US$1.5 million for the quarter, against an operating loss of US$1.3 million the previous year, denoting stability at the operating level. The decrease experienced in the packaging division is due to an increase in raw material prices and to a higher base comparison in the demand for returnable formats with respect to last year (this is a result of a specific increase based on the bottlers' strategy to face the 2002 crisis.)

                                49
                                                             FREE TRANSLATION

However, Operating Margin improved by 170 basis points and EBITDA for the second quarter amounted to US$2.5 million.


NON-OPERATING RESULTS

First Six Months 2003 vs. First Six Months 2002
-----------------------------------------------

Non-Operating Results reflected a loss of US$8.2 million compared to an income of US$10.2 million the previous year. This difference is principally explained by the one-time profit registered from the first half of last year as a result of the sale of the Company's stake in Kaiser, as well as higher charges registered this period as a consequence of Price Level Restatement and Conversion Effects. Despite these, we point out that the negative difference was partially offset by lower extraordinary expenses.

Consequently, Net Income amounted to US$10.7 million.

Second Quarter 2003 vs. Second Quarter 2002
--------------------------------------------

Non-Operating Results represented a loss of US$ 6.9 million versus US$ 0.8 million of income reported last year. The higher expense is explained mainly by the exchange losses registered during this period versus an income for last year, as well as lower non-operating expenses, that included restructuring expenses during 2002.

Thus, Net Loss for the period was a loss of US$ 0.3 million.

Analysis of the Balance Sheet

As of June 30, 2003, the Company held financial assets for a total amount of US$ 306 million. These represent investments mainly in deposits and corporate bonds, 84% of the total financial investments are held in US-dollar denominated paper. The total debt of the Company reached US$ 310 million, at an average annual coupon rate of 6.7% on the US dollar debt, and at an average real coupon rate of 6.2% on the Chilean peso-denominated debt. The US dollar-denominated debt represents 39% of total debt.

The Company temporarily holds a negative net cash position of US$ 4 million, as a result of the distribution of dividends during the second quarter of the year amounting to US$56.9 million, including the extraordinary dividend of US$51.4 million approved during the last Shareholders' Meeting.

Additional Information
----------------------

For purposes of an easier comprehension and analysis of the Company's results, charts reflecting the results of the beverage operations for each country have been included. These charts are based on each operation's own accounting practices and are reflected in local currency. This information isolates currency fluctuations and the effects registered when consolidating under Chilean GAAP. Additionally, the packaging operation has been excluded.

                                50
                                                             FREE TRANSLATION
II. Main Indicators

                                            Main Indicators

--------------------------------------------------------------------------------------------------------
                          INDICATORS                           Unit   Jun-03   Dec-02  Jun-02 Jun 03
                                                                                              vs Jun 02
--------------------------------------------------------------------------------------------------------

LIQUIDITY
                     Current Ratio                             Times      1,78    1,41    1,23  0,55
                     Acid Tests                                Times      1,39    1,20    1,08  0,31
                     Working Capital                           MCh$     29.195  28.624  20.280  8.915
ACTIVITY
                     Investments                               MCh$     10.985  24.103  11.369  -384
                     Inventory turnover                        Times      5,43   14,71    8,35  -2,92
                     Days of inventory on hand                 Days      66,28   24,48   43,11  23,17
INDEBTEDNESS
                     Debt to equity ratio                        %      88,46%  81,68%  87,13%  1,33%
                     Short-term liabilities to total
                     liabilities                                 %      27,66%  29,06%  30,35% -2,69%
                     Long-term liabilities to total
                     liabilities                                 %      72,32%  70,92%  69,64%  2,68%
                     Interest charges coverage ratio           Times    705,14   11,48   35,20 669,93
PROFITABILITY
                     Return over equity                          %       2,14%   8,78%   5,61% -3,48%
                     Return over total assets                    %       1,15%   4,78%   3,11% -1,95%
                     Return over operating assets                %       2,18%   9,32%   5,89% -3,71%
                     Operating income                          MCh$     14.924  41.978  18.141 -3.217
                     Operating margin                            %       7,72%  10,43%   8,93% -1,21%
                     EBITDA (1)                                MCh$     32.397  86.665  50.027 -17.629
                     EBITDA margin                               %      16,76%  21,53%  24,64% -7,88%
                     Dividends payout ratio - Serie A shares     %       7,13%   8,70%   9,26% -2,12%
                     Dividends payout ratio - Serie B shares     %       7,85%   9,57%  11,38% -3,53%
--------------------------------------------------------------------------------------------------------

            ------------------------------------------------------------------
EBITDA (1)  Earnings before income taxes, interests, depreciation, amortization
            and extraordinary items.
            ------------------------------------------------------------------

The main indicators contained in the table reflect for both periods the solid financial position and profitability of Embotelladora Andina S.A. Liquidity has improved with respect to the previous period, due to an increase of company inventories as a result of the anticipated purchase of sugar during the second quarter of this year in Chile and Brazil. Indicators of indebtedness remained relatively flat. A net financial income was recorded during this period, therefore the calculation of hedging of net financial expenses is not applicable. As of June 30, 2003, operating profitability indicators were affected by the reasons set forth in point I. Additionally the decrease in non-operating results (profits generated by the sale of the Company's stake in Kaiser) is explained by the decrease in return on equity.

III. Analysis of Book Values and Present Value of Assets
--------------------------------------------------------

With respect to the Company's main assets the following should be noted:
Given the high rotation of the items that compose working capital, book values of current assets are considered to represent market values. Fixed asset values in the Chilean companies are presented at restated acquisition cost. In the foreign companies, fixed assets are valued in accordance with Technical Bulletin N(degree) 64 issued by the Chilean Institute of Accountants. (controlled in historical dollars)

Depreciation is estimated over the restated value of assets along with the remaining useful economic life of each asset.

All fixed assets that are considered available for sale are held at their respective market values. Investments in shares, in situations where the Company has a significant influence on the issuing company, are presented following the equity method. The Company's participation in the results of the issuing company for each year has been recognized on an accrual basis, and unrealized results on transactions between related companies have been eliminated.

In summary, assets are valued in accordance with generally accepted accounting standards in Chile and the instructions provided by the Chilean Securities Commission, as shown in Note 2 of the Financial Statements.

IV. Analysis of the Main Components of Cash Flow
------------------------------------------------


------------------------------------------------------------------------------
                           March 2003    March 2002   Variation    Variation
             Cash Flow       MCh$          MCh$          MCh$          %
------------------------------------------------------------------------------

Operating                   21.566        42.871       (21.305)       -50%
Financing                  (41.696)      (33.384)       (8.312)       -25%
Investment                  27.431        (9.093)       36.524        402%
Net cash flow for
 the period                  7.301           394         6.907      -1755%
------------------------------------------------------------------------------

The Company generated a negative net cash flow of MCh$ 7,301 during the quarter, analyzed as follows: Operating activities generated a positive net cash flow of MCh$ 21,566, representing a decrease of MCh$ 21,305 regarding last year and is mainly explained by an increase in payments to suppliers. Financing activities generated a negative cash flow of MCh$ 41,696, representing a decrease of MCh$8,312, explained by the extraordinary dividend paid out during May of this year and that last year was paid out during July. This was partially offset by lower loan payments during the first semester of this year. Investment activities generated a positive cash flow of MCh$ 27,431; representing an increase of MCh$ 36,524 with respect to the previous year. This increase is explained by the sale of financial investments.

V. Analysis of Market Risk
---------------------------

Interest Rate Risk
-------------------
As of June 30, 2003 and 2002, the company held approximately 98% of its debt obligations at fixed-rates. Consequently, the risk fluctuation of market interest rates regarding the Company's cash flow remains low.

Foreign Currency Risk
---------------------
Income generated by the Company is linked to the local currencies of the countries in which it operates, and is composed as follows for the period:



                      ----------------------------------------------------
                                      BRAZILIAN            ARGENTINE
                       CHILEAN PESO      REAL                 PESO
                      ----------------------------------------------------

                            47%           33%                   20%
                      ----------------------------------------------------

As of June 30, 2003 the Company held 40% of its total financial debt denominated in United States dollars. Since the Company's sales are not linked to the United States dollar, the policy adopted for managing foreign exchange risk, this is the mismatch between assets and liabilities denominated in a given currency, has been to maintain financial investments in dollar-denominated instruments, for an amount at least equivalent to the dollar-denominated liabilities. It is also Company policy to maintain its liquidity in dollars, because the use of these funds is more likely to be in that currency.
Additionally, it is Company policy to maintain foreign currency hedge agreements to lessen the effect of the exchange rate over cash withdrawals expressed in US Dollars that mainly correspond to payments of raw material suppliers.
The accounting exposure of foreign subsidiaries (Brazil and Argentina) due to the difference among monetary assets and liabilities, this is, those denominated in local currency and therefore exposed when translated into dollars, is only hedged when significant losses are expected, and when Management deems the associated cost to be reasonable.

Commodity Risks
---------------

The Company faces the risk of price changes in the international markets for sugar, aluminum and PET resin, all of which are necessary raw materials for preparing beverages, and in the aggregate represent between 25% and 30% of our operating costs. In order to minimize and/or stabilize such risk, supply contracts and advance purchases are negotiated when market conditions are favorable. The Company has not used commodity-hedging instruments.

..............................................................................

     This document may contain estimates that reflect a good faith expectation of Embotelladora Andina S.A. and are based on information currently available. It should be noted that the results finally obtained are subject to various variables, many of which are beyond the Company's control and which could have a significant impact on the current performance. Amongst the factors that may cause a change in the performance are: the effects of political and economic conditions on mass consumption; price pressures resulting from competitive discounts by other bottlers; weather conditions in the Southern Cone and other risk factors that are applicable from time to time and that are periodically informed in the reports to the relevant regulatory authorities.

EMBOTELLADORA ANDINA S.A.


                                  SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Santiago, Chile.


                                       EMBOTELLADORA ANDINA S.A.


                                       By: /s/ Osvaldo Garay
                                           -----------------------------------
                                           Osvaldo Garay
                                           Chief Financial Officer


Dated:  September 11, 2003